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REGISTRANT'S NAME Saia Burgess Electronics Holdings

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THOMSON
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DATE : 5/29/03

saia-burgess

Smart solutions for comfort and safety

Annual Report 2002



Index

Reports on 2002 financial year

Sustainability

Financial Statements

This report is also available in the original German language version.

Image concept
In the both of the last business reports we presented themes on smart solutions – first of all with the help of everyday items and then by taking a look at nature. In this report, a number of examples – representative of a wide range of applications – show which smart solutions our clients are creating with the smart solutions for comfort and safety from Saia-Burgess.

Imprint
Concept/editing: apr AG für Public Relations, Zurich
Design concept: ivony ltd., Zurich
Photographs: Walter Fogel, Angelbachtal (D)
Lithography/printing: DAZ, Zurich
3/2003

Saia-Burgess Profile

The human requirement for comfort and safety is central in driving technological progress. Our activities are inspired by this:

Smart solutions for comfort and safety.

Who

We are a successful international group focussing on expanding segments of the automotive, industrial and building automation markets. As a supplier, our core competency is the development of innovative solutions which integrate software, electronic and electromechanical technologies.

What

We want to be a leading supplier in our target market segments. Our global brand stands for innovation, reliability and value. Respecting ethical principles, we create sustained added value for all of our interest groups – employees, customers, shareholders.

How

Together with our customers we develop solutions which increase comfort, safety and economy. We manufacture switches, sensors, motors, solenoids, electronic controllers and subsystems in Europe, America and Asia. Our products are supplied and supported through our extensive international sales and tech-centre organisation.

saia-burgess
Smart solutions for comfort and safety

Saia-Burgess
Key Figures

CHF million	2002	2001	2000	1999	1998
Sales	**468.9**	**458.6**	**382.7**	**325.1**	**278.2**
Change on previous year, in %	2.2	19.8	17.7	16.8	13.5
EBITDA[1]	**66.2**	**62.0**	**57.9**	**48.7**	**39.8**
Change on previous year, in %	6.9	7.0	19.0	22.3	21.0
as % of sales	14.1	13.5	15.1	15.0	14.3
EBITA[2]	**42.5**	**40.1**	**39.9**	**32.8**	**27.6**
Change on previous year, in %	5.9	0.6	21.6	18.6	25.8
as % of sales	9.1	8.7	10.4	10.1	9.9
EBIT[3]	**37.5**	**35.1**	**39.2**	**32.5**	**27.6**
Change on previous year, in %	7.0	−10.4	20.5	17.6	25.8
as % of sales	8.0	7.7	10.2	10.0	9.9
Net income	**22.9**	**18.6**	**26.7**	**21.7**	**16.1**
Change on previous year, in %	23.1	−30.2	23.1	34.9	62.3
as % of sales	4.9	4.1	7.0	6.7	5.8
Balance sheet total 31.12.	**363.7**	**375.6**	**262.5**	**232.7**	**195.1**
Shareholders' equity 31.12.	139.4	119.7	108.3	90.2	69.1
Equity ratio, in %	38.3	31.9	41.3	38.8	35.4
Number of employees ∅	**2,841**	**2,898**	**2,457**	**2,126**	**1,651**
Change on previous year, in %	−2.0	17.9	15.6	28.8	8.3

CHF	2002	2001	2000	1999	1998
Share indicators					
Earnings per share	37.71	30.55	43.72	35.52	28.06
Diluted earnings per share	37.68	30.49	43.31	35.45	
Equity per share	228.18	196.30	177.60	147.90	120.70
Dividend per share	10.00[4]	10.00	10.00	8.00	6.00
Payout ratio, in %	26.5	32.7	22.9	22.5	21.4

[1] Earnings before interest, tax, depreciation and amortisation

[2] Earnings before interest, tax and amortisation

[3] Earnings before interest and tax

[4] Application to the Annual General Meeting on 8.5.03

The Saia-Burgess Share
Uncertainty Affects Share Price Movement

In 2002 Saia-Burgess share price movement was in line with the SPI. From January 1 to December 31, 2002 the SPI lost 26 percent, the Saia-Burgess share 29 percent. This stock price development in fact reflects general uncertainty in financial markets more than the proven operational performance delivered once again by Saia-Burgess in 2002.

Share capital, stock market trading

The share capital of Saia-Burgess Electronics Holding AG amounts to CHF 30,537,500. It is divided into 610,750 registered shares each with a nominal value of CHF 50.

The registered shares are quoted on the SWX Swiss Exchange under securities number 873861. The stock market symbol used by Telekurs, Reuters and Bloomberg is SBEN.

Dividend policy

The target annual payout ratio expressed as an average over a number of years is 15 to 25 percent of consolidated net profit.

Stock market prices (CHF)

	2002	2001	2000	1999	1998
High	520.00	705.00	790.00	560.00	457.50
Low	323.00	330.00	553.00	314.15	230.00
Year-end	340.00	480.00	630.00	560.00	340.00

Stock market capitalisation (CHF million)

	2002	2001	2000	1999	1998
High	318	431	482	342	279
Low	197	201	337	192	140
Year-end	208	293	384	342	207

Movement of stock market share price, January 2002 to February 2003


CHF
550
500
450
400
350
300
250
1/02
2/02
3/02
4/02
5/02
6/02
7/02
8/02
9/02
10/02
11/02
12/02
1/03
2/03

Source: Datastream

— Saia-Burgess registered share

— SPI

— Vontobel Small Cap Index





Railway: th70 switches from Saia-Burgess are used to open doors in the German high-speed Intercity-Express (ICE) train (picture above) – safety and comfort for users of public transport.

Chairman's Report
Bearing up Well Under Turbulent Conditions

In the 2002 financial year, against an extremely difficult economic background, the Saia-Burgess Group managed to surpass its previous year's figures clearly in both sales and profits. Focussing on selected market segments and maintaining a global approach have contributed to this good result, as have committed and motivated staff at all levels in the organisation.

Higher net income, higher equity ratio

In the 2002 financial year, the Saia-Burgess Group increased sales by 2.2 percent to CHF 468.9 million (previous year: CHF 458.6 million). After currency adjustments, sales increased by 5.3 percent to CHF 483.0 million. The negative currency effect (mainly due to USD rate movement) amounted to CHF 14.1 million. The increase in sales came wholly as a result of organic growth, since in 2002 no acquisition-based growth occured. The acquisition on September 30, 2002 of part of the activities of TH-Contact AG will only begin to affect sales positively in the current financial year, with approx. CHF 4 to 5 million. EBITA (earnings before interest, tax and amortisation) increased by 5.9 percent to CHF 42.5 million (CHF 40.1 million) and EBITA margin also increased accordingly to 9.1 percent (8.7 percent). Net income increased by 23.1 percent to CHF 22.9 million (CHF 18.6 million). Equity ratio improved to 38.3 percent (31.9 percent). Earnings per share reached CHF 37.71 (CHF 30.55) and equity per share CHF 228.18 (CHF 196.30). The Board of Directors will propose to the Annual General Meeting on May 8, 2003 an unchanged dividend of CHF 10 per registered share. This puts the payout ratio at 26.5 percent (32.7 percent).

Creating sustainable added value

Saia-Burgess has set itself the aim of creating sustainable added value for all its interest groups. Sustainability (economic, social and ecological) has been systematically integrated within corporate activity as a fundamental corporate position. This Annual Report includes a dedicated chapter (see page 26) setting out the principles we follow and means we employ in pursuit of sustainable development. For the effective control of our endeavours, we have defined the following economic target values, which we aim to achieve averaged over several years:

- annual sales growth rate above 10 percent, EBITA margin above 10 percent and net income above 7 percent of sales.
- return on capital employed (ROCE) of above 25 percent.
- return on equity (ROE) of above 20 percent and payout ratio between 15 and 25 percent.


Andreas Ocskay

Long-term growth strategy

How do we intend to achieve these targets? The foundation is laid with our long-term growth strategy: to expand our market position by developing selected market segments intensively, plus specific acquisitions to strengthen geographical presence and further extend our technological leadership position. Depending on the prevailing economic situation, market developments and currently available acquisitions, there will be from year to year a differing focus on the implementation of the strategy. Whereas during 2002 the emphasis was plainly on organic growth, towards the end of that year and the start of the current year, it was possible to introduce various measures that should ensure added growth in the future. Our acquisition strategy is meticulous and careful in character. We only commit ourselves when the risks are quantifiable and the markets well known to us. Any investment or takeover must contribute to expanding or complementing our product range, strengthening our distribution, extending our know-how in areas of future importance (e.g. electronics) or optimising the use of existing production capacities.

Changes in Group Management

2002 marked a year of changing generation in the Group Management: Gerhard Reidinger (with Saia-Burgess for 38 years and latterly Group Marketing Director) and Hans Schreiber (33 years with the company and most recently Business Development Director for Asia) both retired at the end of the year after reaching retirement age. Hans Ryser, with Saia-Burgess for 23 years, handed over management of Controls Division on April 1, 2002 to his previous deputy, Jürgen Lauber. He left the company at the end of the year to devote himself to new activities.

The Board of Directors thanks the departing gentlemen for their commitment, loyalty and professionalism. For Gerhard Reidinger and Hans Schreiber our wish is that, in their well-earned retirement, they will find more time for priorities deferred during their professional careers. Hans Ryser has our best wishes for success in his new field of activity.

As of January 1, 2003, there are seven members of Group Management with an average age of 49: Daniel Hirschi, CEO, Preben Sundenaes, CFO, Peter-André Schmid, Director of Corporate Services, plus the three Divisional Directors: Marc-Olivier Lorenz (Automotive), Anthony Smith (Industry), Jürgen Lauber (Controls) and Theodore Ristoff, Director of North American Activities.

Acknowledgement

On behalf of the Board of Directors, I thank all employees for their positive motivation and will to achieve, qualities which the 2002 financial year demanded in very special measure. In addition, my thanks also go to our business partners for their cooperation and to our shareholders for their confidence in our company.

A. Ocskay

Andreas Ocskay
Chairman of the Board of Directors


Sales increase
%
20
15
10
5
1998
1999
2000
2001
2002
------ Target (average over several years): more than 10%.


EBITA margin
%
15
10
5
1998
1999
2000
2001
2002
------ Target (average over several years): more than 10%.


Net income as % of sales
10.0
7.5
5.0
2.5
1998
1999
2000
2001
2002
------ Target (average over several years): more than 7%.


ROCE
%
30
25
20
15
10
5
1998
1999
2000
2001
2002
------ Target (average over several years): more than 25%.


ROE
%
40
30
20
10
1998
1999
2000
2001
2002
------ Target (average over several years): more than 20%.


Payout ratio
%
40
30
20
10
1998
1999
2000
2001
2002
------ Target (average over several years): 15 to 25%

CEO's Report
Rock Steady in the Present, Ready for the Future

Saia-Burgess has used a time of difficult economic conditions to make progress in all aspects of the business. With the aim of creating sustainable added value for all interest groups, costs have been reduced, new products developed, organisation optimised and managerial instruments (corporate governance, business principles, risk management) adapted to future requirements.

Patchy market development compensated

The encouraging nature of Group results overall, with sales up by 2.2 percent and a 5.9 percent increase in EBITA (earnings before interest, tax and amortisation), is the result of our risk diversification strategy. After currency adjustments, sales grew by 5.3 percent to CHF 483.0 million. The CHF 14.1 million negative currency effect is mainly due to USD exchange rate movement. Overall, across the markets and geographical regions where we operate, it was possible to offset patchy development reflected in figures for the three divisions.

The Automotive Division, predominantly active in Europe, benefited on the one hand from further growth in the comfort and safety related fields of air-conditioning equipment and headlight adjustment, and on the other hand from increasing sales in the luxury car segment, despite a slight decline in the overall number of vehicles produced. Sales compared with the previous year rose by 13.5 percent to CHF 233.2 million (CHF 205.4 million) and EBITA increased by 24.6 percent to CHF 20.0 million (CHF 16.0 million).

The Industry Division, with its geographical main presence in Europe and North America, reported declining figures: sales were 7.3 percent lower than the previous year at CHF 193.1 million (CHF 208.2 million) and EBITA 5.1 percent lower at CHF 15.9 million (CHF 16.7 million). After currency adjustments, sales amounted to CHF 202.3 million. Whereas in Europe, despite the hesitant development of individual projects in Germany, business was maintained at roughly the level of the previous year, in America's capital investment areas the Division was confronted with an extremely difficult economic situation. It responded to this by rapidly adjusting its capacities and cost base, at the same time boosting activities in the innovation field.

The Controls Division, which trades exclusively in Europe, was adversely affected by the sluggishness of the capital investment area and a weak construction sector. Despite reduced volumes for factory automation with OEM customers (original equipment manufacturers), the successful activities of over 400 Saia PCD system integrators limited the reduction in sales to 5.2 percent at CHF 42.6 million (CHF 45.0 million). EBITA fell compared with the previous year by 26.0 percent to CHF 2.6 million (CHF 3.6 million).



Daniel Hirschi

Customer satisfaction through quality assurance

The continuous development of the Saia-Burgess Group is based to a large part on many years of partnership with important customers. The cornerstone of this is customer satisfaction. It is founded on the competence and motivation of our staff, on innovative solutions, and on the efforts we make to deliver our customers the right quantity at the right time, in the quality required and at competitive prices. To guarantee these requirements, all processes affecting quality are systematically controlled and in case of deviations immediately corrected. Processes, activities and actions that provide assurance of quality in accordance with the standards required – such as ISO 9001, QS 9000/VDA 6.1 – are evaluated, specified and documented. Through a rigorous commitment towards quality, in 2001 and 2002 Saia-Burgess succeeded in qualifying as a Grade "A" supplier to such important customers as Behr, Valeo, Delphi and Visteon. In 2002 the Automotive Division was also awarded Valeo's VIP status (Valeo Integrated Partners), which is only ever granted to the best suppliers.

Success factors in the Saia-Burgess' strategy

Market led

Focus on three market-oriented divisions, close to customers, industry-specific knowledge of applications and partnership with customers over many years.

Production

Local (close to customers) production strategy committed to quality and cost (highly automated, semi-automated or manual production as appropriate to product type, volume and technical complexity).

Products and technology

Development of innovative, new products directed to the needs of markets and customers. Core competency: the integration of software, electronics and electro-mechanical engineering. Investment in research and development amounts to 5 percent of sales, on average over several years.

Costs and financial control

Tight cost control at all levels and in all areas. Monthly management figures and budget with rolling forecasts and early-warning signals.

Employees

Careful recruitment. Promotion of training for individual career development. Commensurate remuneration linked to company performance.

Global presence

Close to the customers. Production facilities and wholly owned sales companies in Europe, North America, Asia and Africa. Agents in other important markets.

Continuous improvement process

The two targets of "zero defect" and cost optimisation are a continuous cause of analysis throughout the Saia-Burgess Group, not only regarding production but also the logistics of all processes relevant to the business. In close cooperation with suppliers and making consistent use of our global purchasing capabilities, the cost of purchased parts is optimised. By using the most modern resources for engineering and development, the time from concept to finished product is constantly reduced. Adapted production technologies make the best possible use of investment. In collaboration with our customers, the logistical process is constantly improved.

Increased demands on management

Over the past five years, the development of the Saia-Burgess Group has been impressive. Almost all the main business indices have progressed very positively during this time. There has also been a large increase in the number of production facilities, sales companies and tech centres, all of which are currently distributed over 13 countries in Europe, North America, Asia and Africa. The demands on management have risen in accordance with this growth. To ensure a uniform identity throughout the Group, business principles have been elaborated that form the economic, social and ecological foundation of the activities of the Saia-Burgess Group and all its employees. Anchoring these principles among all staff is an important task for the current year. This Annual Report contains a chapter on "Sustainability" (page 26) in which we publish these principles together with information on corporate governance and our efforts in the fields of employee satisfaction and environmental protection.

Another managerial instrument to gain particular importance with the increasing internationalisation of the Saia-Burgess Group is risk management. Risk analyses contribute to the identification, appraisal and limitation of business risks, including the probability and possible consequences of interrupted production. Every year a risk profile is drawn up for the Group and each Division, on the basis of which the necessary actions are defined and implemented.

Cautious optimism for 2003

Unless there are fundamental changes to the markets in which we operate, we expect sales and income figures for the current year to be slightly above those of the previous one. Constant improvements to production processes and significant investment in research and development will contribute to this as much as the attractive products and projects of our three Divisions. In the Automotive Division these will be subsystems for a new generation of locking systems, motors for new applications in headlight adjustment and a new generation of actuators for air-conditioning equipment. In the Industry Division, the integration of Cetronic's production will allow expansion of electronic manufacturing and with it the launch of new applications in which electronics will have a larger share. Further growth is also expected with electromechanical products, supported by the takeover of TH-Contact's product range. In North America the Industry Division intends to utilise the strength of Ledex & Dormeyer's market position – and to exploit European potential for solenoids. The expansion of geographical presence, with increased activities in Asia and Russia, will influence the Division's growth positively in the medium term. Controls Division, with its new decentralised controllers based on programmable logic control (PLC) technology, has products with communications capabilities that are well above the market standard. This good competitive position provides for major future potential.

We are aware that future success depends primarily on customer satisfaction, and thereby ultimately on the positive motivation of our staff. On behalf of Group Management, I thank all our employees for their commitment during the very challenging year of 2002.

Our thanks also go to customers and business partners for their confidence and cooperation throughout our activities.



Daniel Hirschi
Chief Executive Officer

Sales by division


Automotive 49.7%
Industry 41.2%
Controls 9.1%

Sales by region


EU 62.1%
Other European countries 9.9%
North America 22.8%
Rest of the world 5.2%

Employees by region


EU 37.2%
Other European countries 38.0%
North America 14.8%
Rest of the world 10.0%

Automotive. Headlight distance adjustment on the Lancia Thesis with the ELD linear motor from Saia-Burgess (picture above).
Safety and comfort on the roads – both for driver as well as for oncoming vehicles.

Automotive Division
Positive Future Prospects

In Europe and the NAFTA countries, where the automotive industry will grow only moderately in the future, development will be influenced by two trends: one is the call for ever new vehicle concepts, which will trigger a push for growth in the supplier industries; the other is the constantly increasing equipment needs of all vehicle classes, especially in the fields of comfort and safety. Both trends will positively influence growth in the Automotive Division over the coming years.

Development of the automobile market...

In 2000 58 million vehicles were sold worldwide. Taking into account the average growth rate of 2.3 percent assumed by Mercer, this would correspond to 73 million vehicles in 2010.

After two regressive years, approx. 53 million vehicles were sold world-wide in 2002, which – at an unchanged average growth rate – would correspond to 64 million vehicles in 2010.

The main growth in volume over the next ten years will primarily occur in Asia, eastern Europe and Latin America. The pressure on manufacturers and industry suppliers to constantly launch new vehicle concepts in saturated markets will trigger far-reaching changes in this industry.

...and its effect on the supply industry

Greater vehicle diversity demands new, modular vehicle structures from automobile manufacturers. This will give the supply industry a real push for growth, because it will be able to develop and produce vehicle subsystems, modules and components to an ever greater extent. Estimates assume that, from a current total of 10,000 suppliers, only around 2,000, will be left in 2010 and that there will be between 250 and 450 system suppliers. The remaining suppliers will be highly specialised, with global presence and production capabilities in low-wage economies. During an initial phase it will be possible to achieve further growth potential in the NAFTA countries with European transplants and products, whereby Saia-Burgess will supply actuators produced in Europe to European manufacturers with North American production facilities. The second phase we aim for will be market penetration with products specifically suited to the American market.

Areas of activities

The three main application areas (air conditioning, headlight adjustment, locking systems) generate over 70 percent of the Automotive Division sales. Other application areas are control switches for interior lighting and consoles, together with switches for seatbelt locking systems.


Automobile growth 2000–2010
million cars
80
70
60
50
40
30
20
10
58.0
17.7
17.0
10.0
7.4
2.0
2.6
1.0
73.0
18.0
17.7
10.5
18.0
2.9
4.9
1.0
Total
NAFTA
EU
Japan
Asia
South America
Eastern Europe
ROW
Total
NAFTA
EU
Japan
Asia
South America
Eastern Europe
ROW
2000
2010

Source: Mercer, 2002

Air conditioning
Products and applications

The two main products for this market are actuators for valve flaps and sensors for measuring air quality and temperature. Actuators are used to regulate air distribution in a vehicle and sensors to control temperature and measure air quality inside and outside the vehicle.

Strategy

Europe: Saia-Burgess wants to maintain its position as European leader in the supply of flap actuators for air-conditioning systems. By investing strongly in research and development, new technologies are being developed so that both stepper motors and DC motors can be offered. The past two years have seen significant expansion in sales to the five leading suppliers of air-conditioning equipment.

Automotive: Actuators from Saia-Burgess are used in air-conditioning systems for regulating the distribution of air inside the vehicle.



NAFTA: Saia-Burgess will modify the existing European products to the requirements of North American transplants and develop products for specifically North American applications – at limited expense.

Growth potential

Europe: The following factors determine market growth:

- The number of cars fitted with air-conditioning systems is growing.
- Mid to upper-range vehicles are using more actuators per air-conditioning system.

NAFTA: The market has stabilised at a high level. Longer-term growth potential for Saia-Burgess lies in entry to the market, first with European transplants and, in a second phase, with DC actuators specially developed with North American needs in mind.

Market trends

The trend is towards smaller, lighter and more economic actuators with electronic communication, especially for luxury class air-conditioning systems. New competitors are mainly active in stepper motor technology, an area in which Saia-Burgess is ahead with a newly developed product range. These new actuators are to go into production by the end of 2004.

Market share

Europe: 70 percent of the 15 million cars produced annually are equipped with air-conditioning systems. This corresponds to approx. 52 million actuators in total. In 2002, Saia-Burgess held a 35 percent share of this market. The most important competitors in this market are Bosch and Bühler. Saia-Burgess' stepper motor production has tripled in the past five years from 6.4 to 19.8 million.

NAFTA: 98 percent of the 16.5 million cars produced annually are equipped with air-conditioning systems. This represents around 16 million vehicles using on average 2.5 actuators each (mainly DC motors, with some initial stepper motor applications) for air-conditioning systems. Of the 40 million actuators sold overall in 2002, Saia-Burgess had a 4 percent share (transplants only). Important competitors are CEI, Bühler, TRW and Eaton.

World-wide, the air-conditioning actuator market is currently 20 percent stepper motors and 80 percent DC motors, with an increasing trend towards stepper motors. Saia-Burgess is well known as an actuator specialist, regardless of the technology. OEMs concentrate in the actuator field on one supplier (with DC motors or stepper motors); in future Saia-Burgess will supply both and also bring into play its experience with gears and electronics.

In 2002 important new contracts were concluded with Denso (Land Rover GB, first stepper motors), Behr (DaimlerChrysler S-Class, up to 15 stepper motors per air-conditioning system).

Automotive: F6 switch/C1 from Saia-Burgess as part of the vehicle locking system.



Headlight adjustment

Products and applications

Actuators are used in headlight adjustment to regulate high-power xenon lights in the horizontal plane, so that oncoming traffic will not be dazzled (one linear motor per headlamp). Actuators for cornering light applications are used to regulate headlamps in the horizontal plane, so that when negotiating a corner the headlamps will point in the direction of travel (one motor per headlamp). Integrated electronics allow the connection to a bus system.

Strategy

Saia-Burgess wants to establish itself as the number one for dynamic headlight actuators in the segments of headlight adjustment and cornering lights. This will be achieved by developing products with innovative technologies. The necessary resources are available to develop new, more powerful actuator generations and subsystems that are specifically suited to the needs of customers.

Growth potential

Significant growth potential exists in Europe for applications with headlight adjustment and cornering lights:

- Increased market penetration of adjustable xenon headlights;
- From 2003, market launch of new cornering light technology, initially in mid and upper range vehicles with xenon lights;
- Introduction of cornering light technology extended to standard halogen lamps, and to all classes of vehicle.

Market trends

The trend is towards smaller, lighter and more powerful actuators, equipped with electronics and bus interfaces (intelligent actuators or subsystems). Additional demand for actuators will arise from any new technology that regulates the cone of light from a headlight depending on the speed of travel. Overall the number of actuators used per headlight will increase from one to a maximum of three.

Market share

With an estimated market share of 60 percent, Saia-Burgess is the undisputed number one in Europe for dynamic regulation.

In 2002 important new contracts for headlight adjustment were concluded with Hella (BMW, DaimlerChrysler), ZKW (BMW) and Visteon (Ford).

Locking and latching systems

Products and applications

The main products are microswitches and microswitch subsystems for door locks. Their function is to determine the status of the latching mechanism and actuate individual latching functions.

Strategy

Saia-Burgess wants to be Europe's number one in the market for door-locking subsystems. By working with the main manufacturers of door locking systems, Saia-Burgess has over the past two years been able to win important contracts for subsystems in the applications area, and be one of the leading suppliers in this market.

Growth potential

The door locking segment offers Saia-Burgess the potential to exceed proportional growth, because door locking systems generate significantly higher value than individual switches. A double-digit growth rate is expected for 2003.

Market trends

Manufacturers of door locking systems expect more from switch producers in the areas of design, production and assembly for complete door locks. This means that switch suppliers must in future also master such complex production methods as outsertmoulding, lead-frame and innovative switch encapsulation technologies.

For 2003, important new contracts were concluded with ArvinMeritor (new type of subsystem with up to four microswitches for a new generation of locking systems in the Ford Focus, Mazda 323 and Volvo V40/S40), Kiekert (General Motors Opel Astra/Zafira).

Highlights of 2002

- Construction of a new production unit for automotive switches in Hatvan, Hungary. The first 500 m² of factory space is to be expanded in three phases to 1,500 m². It is planned to start production in the first quarter of 2003. By the end of 2003 over 100 employees will work here.
- 2002 saw numerous production start-ups for projects that were won in the last 18 months: control switches for the Audi A8, Porsche Cayenne and VW Touareg, plus an air-quality sensor for BMW. The market launch of the new DaimlerChrysler E-Class plays an important role for Saia-Burgess actuators, as they are used both in the xenon lights and in the air-conditioning system. This project is expected to generate annual sales of approx. CHF 10 million.
- Important project successes: Saia-Burgess has been officially appointed to supply actuators for the new series of air-conditioning systems in the successor to the DaimlerChrysler S-Class, which comes onto the market in 2005. In addition, new contracts have been concluded with Land Rover and a new stepper motor we developed is to be used from the end of 2003 in the cornering lights of the BMW 5-Series. As for switches, a contract has been concluded with Kiekert for the development and production of a subsystem for door locking in Opel's Astra and Zafira models. This volume, which should start up at the end of 2003, will generate CHF 10 million annually in sales from 2005. An important contract for MG Rover control switches will start at the end of 2004.

Outlook

Important drivers of growth exist independently of number of cars sold. These are the replacement of modules and subsystems and the substitution of mechanical for electronic solutions, the rising proportion of higher value and better equipped vehicles plus the strong need for safety. Assum-ing an average yearly growth rate for the overall market of 2.3 percent, automobile producers will be able to increase by 1.7 percent, suppliers 3.6 percent, and the suppliers of electronic components 7.0 percent. For Saia-Burgess, with its core business in Europe and its concentration on comfort and safety applications with such components as actuators, sensors, manually operated switches, switches for locking systems and integrated electronics, the changing environment results in opportunities to exceed this proportion of growth with a figure in the order of 10 percent.

Organisation of the Automotive Division

Division Management
- Financial Control

Sales and Marketing
- Tech-Centres

Actuators
- Research and Development
- Production

Switches/Sensors
- Research and Development
- Production

Key figures (CHF million)

	2002	2001	2000	1999
Sales	233.2	205.4	192.9	157.1
EBIT/EBITA	20.0	16.0	14.8	9.5
Investment	12.0	13.4	17.6	12.9
Development costs	12.6	11.8	9.3	7.5
Number of employees	1,304	1,265	1,136	1,002

Development of sales for climate control, headlight adjustment and door locking


%
60
50
40
30
20
10
2000
2001
2002
Climate control
Headlight adjustment
Door locking

Sales by country/region


Germany 41.5%
France 22.1%
United Kingdom 1.6%
Italy 3.8%
Other European countries 12.1%
North America 14.5%
Rest of the world 4.4%

Industry Division
Growth Through Innovative Solutions

The Industry Division has solid growth potential in the areas of comfort and safety. In Europe the replacement of existing technologies with new, innovative solutions and the introduction of solenoids to the market are central to this potential. In eastern Europe and Asia the domestic appliance markets in particular offer considerable possibilities. In North America great potential exists for switches and motors, especially in domestic appliances and factory automation.

Main areas of activities

The Industry Division develops and produces standard and customer-specific products: switches, motors, solenoids, door locking systems, sensors, electronic products and subsystems. The Division achieves 40 percent of its sales in its main markets: domestic appliances, heating, ventilation and air-conditioning (HVAC), vending and gaming machines. Other areas of application are: motion control, position recognition, control and operator functions in building and factory automation. The Division is active in Europe, North America and Asia.

Domestic appliances

Products and applications

Large domestic appliances: Complete door locks are provided for washing machines and dryers, but these appliances also use microswitches, small drives and solenoids in a variety of applications. Microswitches ensure clear recognition of the locking function or, as so-called float switches, measure fill levels. Solenoids are used to latch locks or as drives for electrovalves. In refrigerators, push button switches ensure automatic light switching. Solenoids control the ice-cube dispensers in American-style fridge-freezers. In addition, complete subsystems combining control electronics and switch systems provide the signalling of operating modes and control of superfrost functions.

Small domestic appliances: Vacuum cleaners and filter coffee machines mainly use rocker switches and push-button switches. In filter coffee machines rocker switches are increasingly used with automatic power-off electronics integrated within the switch housing.

Strategy

Europe: Saia-Burgess wants to improve its strong position actively through better market penetration with switches and locking systems, and through the introduction of solenoids. With a new, direct sales channel the Division intends to gain a foothold in eastern Europe, especially in Russia, Belarus and the Ukraine.

Asia: An additional production location is being started in China to expand our position in Asia. Research and development capacity in Asia has also been doubled.

North America: To expand its position for large domestic appliances, Saia-Burgess not only exploits its existing competitive advantages (especially in comparison with Asian suppliers) of service and quality, but also introduces additional locking systems developed in Europe.

Growth potential

The domestic appliance markets in Europe and North America show moderate growth. No fundamental changes to this trend are expected for the coming years. In contrast, markets in eastern Europe and Asia continue to offer clear growth potential.

Market trends

In Europe and North America the trend is towards higher technical requirements and more operator comfort. For example, pyrolytic ovens, which have a high-temperature self-cleaning process, require components that will withstand the high temperatures. In Asia low prices and high volumes are the main priorities.

New products

Series production has started on a new microswitch with extremely low actuating force. This microswitch is used for numerous control signal applications and in many domestic appliances and machine tools. Two custom microswitches have been developed for electric showers and whirlpool spas on the basis of standard switch technology.

Coffee machine: Tippmatic 3600 switch from Saia-Burgess with integrated, automatic shut-off electronics.



Heating, ventilation, air-conditioning

Products and applications

Motors and solenoids are used to position ventilation flaps and valves for gas or water. Wall heaters are one of the main areas of application, where the basic positioning systems of an earlier technology are increasingly replaced with precision adjustable stepper motors. However, there are many other central heating areas in which actuators are used to exploit energy better through precise positioning, or in which microswitches realise safety functions by detecting positions.

Strategy

Saia-Burgess wants to reinforce further its strong position in Europe through continued development of stepper motors with specific functionalities for the needs of the HVAC market, and to expand this position by introducing solenoids – for which Saia-Burgess is market leader in the USA with its Ledex brand.

Growth potential

The demand for wall heaters in Europe is largely stable at approx. 5 million per annum. However, the market is moving, mainly under the influence of technical improvements that lead to higher value appliances.

Market trends

The trend is towards smaller units with higher integration of the various subassemblies, sometimes by combining the control electronics with the drive element, or even extending to a complete valve.

New products

A new generation of motors, which extends the range, is currently being introduced. In addition, a gas-tight motor developed last year is also being launched. A development contract has been signed with a major European gas valve manufacturer for a new valve with an integral stepper motor.

Competitors in Europe

Crouzet, Stegmann, NMB, Sonceboz, Airpax.

Mobile credit card reader with voucher printer: A UAG stepper motor from Saia-Burgess feeds the voucher roll.



Gaming and vending machines

Products and applications

Microswitches for push-buttons, stepper motors for motion control and precision positioning, and solenoids for proportional control are used in gaming and vending machines. Solenoids activate the coin return, or control the filling quantities for drinks. Motors turn the reel mechanisms of gaming machines and the devices are operated with switches.

Strategy

In Europe, all the well-known manufacturers within this segment view Saia-Burgess as an important supplier for motors and switches. This endorsement is actively exploited for further expansion of market position in North America. The introduction of solenoids within Europe will complement the scope of our services to existing customers in this market too.

Growth potential

The vending and gaming machine industry will continue to develop positively in the USA. In Europe, alongside the current widely distributed vending machines, the market will receive a strong stimulus mainly from return-deposit machines.

Market trends

With vending machines, there is an obvious trend towards more interactive machines and cashless payment. For some products, machines are already in use that accept credit cards. More solenoids are needed, because the machines are becoming ever more intelligent and precise. To safeguard existing growth in this area, solenoids are being developed that form part of an intelligent distribution system with valve drives.

New products

In close collaboration with an important supplier to gaming machine manufacturers, a special stepper motor has been developed that opens up new prospects for the customer. Equally with this customer, a microswitch has been developed with integral electronics for push-button applications. Production starts in 2003. For drinks dispensers, a solenoid has been developed which, alongside the conventional on-off function, also has proportional control.

Highlights of 2002

Europe

- For the X3 standard switch, previously manufactured exclusively in the Far East, an automated production line has been commissioned in Murten.
- Two major manufacturers of small domestic appliances each launched a product in which Saia-Burgess Tippmatic automatic switch is used. This switch can be programmed to cut off the power supply to an appliance after a defined period of time. This solution, until now mainly used for coffee machines, is now attracting interest wherever more safety and a longer life for electronics are required, leading to a doubling of sales figures in 2002.

Wall heater: Precise positioning of hot water valves via UBL linear motors from Saia-Burgess.

- With the launch of a new range of control relays under a well-known brand, our position as one of the leading suppliers of time-delay relays to customers with their own brands has been further expanded to achieve 20 percent market share.
- The takeover of TH-Contact AG's business, a Swiss manufacturer of high-quality control switches, complements the range of industrial switches offered. These products are predominantly used in industrial machines and equipment for control panels.
- Production facilities in Dresden and Gateshead have continued with the development of production partners in Poland. The majority of manual assembly for the larger volumes is now provided in facilities with low production costs.
- The Dresden competence centre has been expanded to promote solenoids. This will enable Saia-Burgess to use its know-how and leading position with solenoids in North America to expand that business in Europe through its established, strong sales network.

North America

- Semi-automation and sourcing measures with Asian manufacturers have achieved further cost reductions in the open-frame product line (solenoids), which is strongly represented in the domestic appliance industry.

Outlook

Although most of the markets in which the Division trades expect modest growth rates in 2003, the increasing diversity of applications for Saia-Burgess products in the areas of comfort and safety offers solid potential. The prospects in the larger markets remain uncertain, as no significant growth has been reported in any of the key branches of industry. Organic growth is possible through gains in market share or through the replacement of old technologies with new solutions. There is important growth potential in subsystems and added-value products. Within the domestic appliance and general industrial markets, Saia-Burgess currently has one of the largest product ranges, with the new G3 microswitch and European production of the X3 microswitch. In the construction sector (which includes the heating, ventilation and air-conditioning market) limited growth is expected for 2003. Projects and activities are essentially concentrated on the general trend towards even more precision in valve and flap motors. The replacement of existing technologies opens up new prospects for stepper motors. For solenoids, some important contracts will bring the first successes in 2003. As in the past, particular attention will continue to be paid to flexibility, customer service and customer satisfaction. In addition, further cost base optimisation will be central to efforts in 2003, in particular through improvements to the procurement and manufacturing processes.

Key figures (CHF million)

	2002	2001	2000*	1999
Sales	193.1	208.2	145.2	107.9
EBIT/EBITA	15.9	16.7	20.6	14.6
Investment	7.1	10.2	7.1	6.6
Development costs	8.5	8.5	4.4	3.6
Number of employees	1,331	1,428	1,125	1,075

* These amounts include reclassified electronic production and electronic products from the Controls Division to the Industry Division.

Organisation of the Industry Division

Management Europe/Asia
Financial Control

Europe
Sales and Marketing

Motors
Research and Development
Production

Switches/Sensors
Research and Development
Production

Electronic Products
Research and Development
Production

Asia
Sales and Marketing

Saia-Burgess Production

Production Joint Ventures

Management North America
Financial Control

Sales and Marketing
(all products)

Solenoids
Research and Development
Production

Switches/Sensors/Motors
Competency Centre

Development of sales for general industry, building technology, domestic appliances



%
80
70
60
50
40
30
20
10
2000
2001
2002
General industry
Building technology
Domestic appliances

Sales by country/region



Germany 14.3%
United Kingdom 9.6%
Italy 8.8%
France 5.7%
Switzerland 6.2%
Other European countries 10.7%
North America 37.9%
Rest of the world 6.8%

Controls Division
Expanding Customer, Product and Technology Base

The Controls Division, despite difficult conditions, was able to hold its ground better than the overall trend in this industry with a reduction of 5.2 percent in sales. Signs for the current year give cause for a rather more optimistic assessment. Essential to this are a clear focus on the market areas of processing controls and infrastructure automation, together with an efficient, flexible marketing concept that deals directly with OEM customers and handles project business through a large number of independent engineering companies (system integrators).

Products and technology

Through its continuously expanding capabilities in future-oriented technologies (such as communications technology, networking, microelectronics, software and firmware) the Controls Division contributes to the strength of Saia-Burgess' core competency – the integration of electromechanical and electronic technology. The Controls Division develops and produces the core elements of its controllers in-house. This results in high added value, flexibility and a quantifiable life cycle, as problems with the integration of outsourced components are minimised. Investment in research and development is directed, according to the market trend, mainly towards the small to medium-sized controller segment, which can be networked to form large control systems. The Saia-Burgess S-Bus, as an established and proven communication technology used in Saia PCD control systems, was transferred onto the basis of new, open standards such as Ethernet TCP/IP and Profi-Bus and is being expanded with the addition of advanced network functions.

Strategy

Implementation of a segment-oriented strategy is achieved by developing control systems that are dedicated to specific fields of application and to customers with high growth potential. OEM customers (original equipment manufacturers) are also supplied with embedded controls: standard components or custom developments that OEM customers embed within their own control systems.

The control technology of the Division Controls is based on the characteristics and standards of programmable logic controllers.

Markets

Processing controls

Processing controls is the regulation and control of machines and devices used in the technical processes of manufacturing. The most important products are PLC (programmable logic controllers), dedicated PLC-based controllers, remote input and output stations for signals, and control terminals. Customers come from all areas of production engineering: ceramics, plastics, metal processing, vehicle construction, food and luxury items, etc. The products and services offered by Saia-Burgess are particularly attractive to manufacturers of machines and devices whose market differentiation relies on having products with an individual identity for their control engineering. Companies actively operating in after-sales business benefit from the fact that, through Saia-Burgess, they can utilise individual proprietary control technology, ensuring strong customer satisfaction.

Programmable logic controllers

In devices or automation systems, programmable logic controllers (PLC) assume those tasks which, in humans, are carried out by the brain and nervous system. The controller's CPU (central processing unit) corresponds to the brain; the communications technology with its electrical interface cards corresponds to the nervous system. With Saia PCD software tools, software libraries and operator terminals, an entire system can be programmed simply and efficiently for any required behaviour, and then reprogrammed at any time. PLC technology guarantees a highly flexible and reliable overall system with a long service life. The special feature of a system based on Saia-Burgess controllers is its simple, flexible and powerful networking with other systems to form working groups. By linking together many small and medium-sized control systems, even very large, sophisticated tasks can be solved.

Production management: In this logistics application the movement and management of data is carried out by a Saia PCD4 control unit from Saia-Burgess.



Infrastructure automation

This market includes the entire supporting and technical arrangements and systems required in a building. Saia-Burgess is active in this market segment both through project integrators in the systems business and by supplying OEM customers directly. The most important products are terminals and PLC/DDC, with project business additionally requiring engineering and visualisation tools, room controllers, simple actuators and sensors. Infrastructure automation includes important sub-segments, some of which provide functions that affect people in buildings and vehicles (such as heating/ventilation/air-conditioning, access, safety, comfort, lighting and hygiene), and some of which provide service and supply functions that affect processes: electricity, gas, heating/cooling, storage, local materials transport, ventilation, waste disposal and basic infrastructure. Basic infrastructure makes available or delivers water, gas, heat, electricity, traffic links, and communications networks to users of a building.

For example: compact air-conditioning units

Infrastructure automation uses compact air-conditioning units to regulate fresh air inlet/outlet volumes, temperature and atmospheric humidity for industrial processes, building automation, tunnels, etc. Every year Europe manufactures 150,000 compact air-conditioning units, one third of which fall within the mid and upper price ranges. In 2002, the business of three important suppliers was obtained. Main competitors in the field of compact air-conditioning units are: Carel, Siemens Building Technology and Honeywell.

Marketing

Saia-Burgess provides direct support for more than 800 leading European companies through its own sales personnel. This broad customer base represents both a good spread of risk and continuity. It also enables the company to take advantage of opportunities in many regions and markets.

As a rule, OEM customers are dealt with directly, whereas all project business is handled exclusively via a network of over 400 independent system integrators, a large number of which have concluded partnership contracts with Saia-Burgess.

OEM customers are in both main markets: processing controls and infrastructure automation. The proportion of OEM business is greater in processing controls; the focus is on production engineering customers who would like to further develop their own control systems with the help of a flexible and sound partner whose electronics production as well as the development of all the control elements is carried out in-house.

Project business is centred on buildings and their equipment for people and production processes. Saia-Burgess, as the only automation

Air-conditioning system: In an industrial building the heating and ventilation system is controlled via a PCS1 control unit from Saia-Burgess.



supplier with a total range (terminals, controllers, software tools, visualisation software, field devices) has specialised in the service/supply infrastructure that surrounds actual processing activities. These markets are dealt with by system integrators: specialist engineering companies throughout Europe with excellent competency and close to their customers. Collaboration with many integrators is governed by contract and takes place under the "Controls Value Plus" name.

Market trends

- Increasing demand for controllers with interfaces for open communications and simple, economic integration to the market standards: GSM, Ethernet, TCP/IP, Profibus, ISDN, etc.
- Combination of different functions in a single control unit (heating, ventilation, air-conditioning, window blinds, occupancy detection, etc.).
- Cost and function optimisation through networking the infrastructure functions of a factory or property within one automation system.
- Replacement of conventional large central controllers with a network of small controllers that form one system for use in new applications.

Highlights of 2002

- In 2002 the share of Divisional sales achieved with new products exceeded 10 percent, while sales to new customers reached CHF 2 million. This confirms the ability of the Division to innovate and its effectiveness in marketing.
- Project business through system integrators developed successfully on the basis of the expanded product range. It has been possible to win new customers, despite a recession in the market.
- In European markets the construction and capital investment sectors have fallen sharply. Despite this, it has been possible to maintain sales in Switzerland at the previous year's level, while in Germany 12 percent growth was achieved.
- In the energy technology market segment, controller business for combined heat and power plants has been successfully expanded beyond Switzerland and Germany to Hungary, Scandinavia and Italy. At the same time, design-ins (project partner selection) have been won with well-known manufacturers of fuel cell heaters, or are at an advanced stage in the qualifying process.
- The first batch of the PCD2.M480 – a leading new product – went into production and was delivered. This was the first application by a customer of a new CPU generation, based on the Motorola Coldfire processor, and a new operating system developed by Saia-Burgess.

□ The first versions of the completely new PCD3 series were developed up to the initial production stage in 2002. This range matches the market trend towards small, networkable controllers, as well as the increasing use of remote input and output stations for electrical signals.

Outlook

On the basis of these new products and technologies, 2003 can be looked at with optimism. It should again be possible to expand the customer base to compensate negative influences of the economic situation. The focus on attractive market segments and a consistent distribution structure – with project business through system integrators and direct business with OEMs – will strengthen the Division overall. Since 2003 will see further investment in the renewal of technology and the product portfolio, in the absence of any clear economic recovery no significantly higher EBITA margin can be expected yet.

Organisation of the Controls Division

Divisional Management
Financial Control
Sales and Marketing Distribution
Business Development
Research and Development
Production

Key figures (CHF million)

	2002	2001	2000*	1999
Sales	42.6	45.0	44.6	60.1
EBIT/EBITA	2.6	3.6	4.1	8.5
Investment	1.4	1.0	1.6	1.3
Development costs	5.7	6.4	5.8	5.1
Number of employees	174	182	177	267

* These amounts have been adjusted for the reclassification of electronic production and electronic products from the Controls Division to the Industry Division.

Development of sales for industry automation, building automation, others


%
60
50
40
30
20
10
0
2000
2001
2002
Industry automation
Others
Building automation

As of 2003 the markets will be reported as Processing Controls and Infrastructure Automation.

Sales by country/region


Germany 31.3%
Italy 18.3%
Switzerland 16.6%
Benelux 7.6%
France 7.4%
Other European countries 16.2%
Rest of the world 2.6%

Building management: The Saia-PCS1 DDC System from Saia-Burgess helps to regulate the heating in conjunction with other systems (picture above). A pleasant room temperature – regulated by thermostats (picture below) – creates comfort for the user and ensures economy for the operator.



Saia-Burgess Sustainability
Corporate Business Principles

Saia-Burgess has set itself the goal of creating sustainable added value for all target groups. Sustainability (economic, social, ecological) is systematically integrated into all the company's activities as a fundamental business approach. Saia-Burgess is convinced that sustainable development is based on the synthesis of a clear strategy and unshakeable values. The themes that provide a more detailed insight into how we are striving for sustainable development are summarised in the pages that follow.

Saia-Burgess is committed to the following business principles in all countries, taking into account local legislation, cultural and religious practice:

- We develop, manufacture and market products to create value that can be sustained over the long term for customers, shareholders, employees, business partners and our economic environment.
- We take advantage of the combination of long-term growth and continuous profit generation in order to finance our investments and to maintain adequate support for our stakeholders.
- We consider a combination of local legislation with our business principles to be the most effective way to ensure that the highest standards are met throughout the organisation.
- We are conscious of the fact that professionalism, conduct and ethical values of management and employees are prerequisites to sustainable success of a corporation.
- We profess ourselves to work within a free enterprise economy and to behave in the market in a dedicated, fair and ethically responsible manner, and to respect our competitors.
- We recognise that stakeholders have a legitimate interest in our company and its activities.

Stakeholders

Saia-Burgess insists on honesty, integrity and fairness in all aspects of its business and expects the same of its stakeholders, too.

Employees

Saia-Burgess regards its employees as its most important success factor. Involvement at all levels is based upon open communication. This applies to specific aspects of their own work as well as to the activity of the Company in general. An active participation in the thinking process and the submission of proposals for improvements is actively encouraged.

Saia-Burgess

- strengthens the identification of its employees with its company through a number of common rules which are adaptable to local customs and traditions;
- encourages training and the improvement of professional skills;
- offers opportunities for promotion based upon individual merit, professional competency, education, experience, and the capacity to apply the management principles, irrespective of race, colour, religion, sex, nationality or age;
- offers competitive salaries and benefits. Working hours, wages and overtime pay comply with national laws and are in line with conditions of similar companies;
- creates a safe working environment for each employee;
- respects the right of employees to join legally recognised labour unions;
- treats every employee with respect and dignity, and does not tolerate any form of discrimination, physical or sexual harassment;
- requires its management and employees to avoid personal activities and financial interests that could conflict, or appear to conflict, with their commitment to their job.

Customers

Saia-Burgess aims to create value for its customers that can be sustained over the long term by offering a wide variety of high-quality products.

Business partners

Saia-Burgess deals only with reputable suppliers that are committed to fulfil the required quality standards. The cooperation with business partners is benchmarked and targeted to continue improvement in the area of quality, service and competitiveness. In case of non-compliance with agreed standards, Saia-Burgess shall ask that corrective measures be initiated.

Capital market

The capital market is informed openly, directly, accurately and simultaneously. The management is also at disposal of representatives of the capital market for interviews, but no individual or institution will be given preferential treatment.

Bodies

Active exchange of communication is encouraged with bodies from the academic and economic environment to continuously update the knowledge for mutual benefit. This cooperation contributes to the continuous improvement of products, policies and services.

Public

Saia-Burgess informs the public openly and transparently about relevant regional developments, particularly in the area where the Group companies are established.

Protection of the environment

Since its early days Saia-Burgess has been committed to an environmentally sound behaviour, and has made appropriate investments in this domain. Saia-Burgess contributes to sustainable development by meeting the needs of the present without compromising the ability of future generations to meet their own needs.

Saia-Burgess:

- integrates environmental policies, environmental programmes and environmental practices into each business as an element of management in all its functions;
- develops, designs and operates facilities, and conducts all its activities while taking into consideration the efficient use of energy and materials, the sustainable use of renewable resources, the minimising of adverse environmental impact and waste generation, and the safe and responsible disposal of residual wastes;
- considers at an early stage of new product development environmental implications;
- improves environmental protection relevant to its activities on a continuous basis;
- builds through communication and training internal and external understanding about its environmental commitment and action.

Corporate Governance

Saia-Burgess is committed to corporate governance that is based on the Swiss Code of Best Practice for Corporate Governance as well as on according international standards. With respect to significance, the Group accounts correspond to the high expectations of international investors. The majority of the board of Saia-Burgess consists of independent external members.

Risk management

The monitoring and controlling of the risks associated with Saia-Burgess' activity is part of the management process. The required measures are taken based on annually established risk analysis.

Sustainability – Employees and Environment
Improvement Through Systematic Measurement

Saia-Burgess sees its employees as the essential success factor. Their active participation at all levels is based on open communications. This applies to specific aspects of their own work just as much as to the activity of the company as a whole. By protecting the environment Saia-Burgess meets the demands of the present, without restricting future generations in the fulfilment of their needs. Environmental policy, environmental programmes and environmental tasks are included in all business activities as a management function.

Employees

Satisfaction, safety and the opportunity for continuous development are important prerequisites for employee motivation. In the current year, existing locally-based initiatives for measuring employee satisfaction are to be complemented with a standardised Group-wide survey. The results will lead to measures that not only support local requirements, but also Group-wide concerns. Regular workplace safety checks and the preventive measures deriving from them have contributed to a situation in which no significant workplace accidents were reported in 2002. Saia-Burgess attaches great importance to the active promotion and support of its employees' personal and vocational development. Long-standing employees provide the company with experience and know-how. The average number of years-in-service for staff taking retirement in 2002 was 24 years.

Environment

Saia-Burgess operates production facilities and exercises all its activities in accordance with the efficient use of energy and materials, minimisation of adverse environmental impact and waste generation, as well as safe and responsible waste disposal. For new products, environmental effect is taken into consideration at the early development stage.

The Automotive Division uses IMDS (the international material data system – www.mdsystem.de) to comply with EU guidelines regarding recycling of vehicles.

At the end of 2002 Oldenburg was certified compliant with ISO 14000 and, by the end of 2003, Gateshead will join it as the second production company thus certified within the Saia-Burgess Group. The aim is to have certification for all production companies by the end of 2006, or to have them operating in accordance with ISO 14000 principles.

For years the production companies have been increasing the yield from plastics raw material by reprocessing and recycling in the manufacturing process. In addition, metal scrap is sorted by type and re-cycled.

In all production companies, data is now recorded for the consumption of electricity and fossil fuels, together with the yield from metal and plastic raw materials. The aim of this data is to achieve additional improvements through targeted action.

Sustainability – Corporate Governance
Responsible Business Management

There has been a marked increase in investor interest in the corporate governance of companies quoted on the stock market. Questions about responsible business management have been widely aired in public discussion. The information presented here meets the SWX guidelines to their full extent.

Group Management as at January 1, 2003



Daniel Hirschi   Marc-Olivier Lorenz   Preben Sundenaes   Theodore Ristoff   Jürgen Lauber   Anthony Smith   Peter-André Schmid

Daniel Hirschi (*1956)
Chief Executive Officer. Swiss/Italian national. HTL engineer. Joined Saia-Burgess in 1983, previous functions: Director of Business Area Switches, Director of Automotive Division.

Preben Sundenaes (*1948)
Chief Financial Officer. Danish national. Chartered Management Accountant. Joined Saia-Burgess in 1991.

Peter-André Schmid (*1953)
Director Corporate Services. Swiss national. Graduate lic. oec. HSG. Joined Saia-Burgess in 1992, previous functions: Finance Director of Murten Location, Plant Director.

Marc-Olivier Lorenz (*1962)
Director Automotive Division. Swiss/German national. Graduate lic. oec. HEC. From 1986 to 1999 in various functions with Dana Corporation CH, UK, F, ultimately as European Sales and Marketing Director. Joined Saia-Burgess in 1999, until end of 2000 Deputy Director of Automotive Division.

Anthony Smith (*1960)
Director Industry Division. American national. Bachelor of Arts in Engineering Sciences. From 1991 to 2000 with Tyco Electronics AMP GmbH, Bensheim (D), ultimately as Divisional General Sales Manager. Joined Saia-Burgess in 2001.

Theodore Ristoff (*1938)
Director North American Activities. American national. Joined Saia-Burgess in 2001. Previously General Manager of the Ledex & Dormeyer companies.

Jürgen Lauber (*1961)
Director Controls Division. German national. University of Karlsruhe, Electrotechnical Engineering. From 1997 to 1999 with Endress + Hauser S.p.A. (I), member of general management, previously with Hauser Elektronik GmbH (Parker Hannifin Group). Joined Saia-Burgess in 1999, until end March 2002 Deputy Director of Controls Division.

Members of Group Management exercise no other activities and have no interests that are in conflict with the Saia-Burgess Group.

As part of long-term planned succession, Gerhard Reidinger (38 years with the company), Hans Schreiber (33 years) and Hans Ryser (23 years) handed over their management duties to successors in the course of 2002 and left Group Management as of December 31, 2002.

Management contracts

Neither Saia-Burgess Electronics Holding AG, nor any of its Group companies, have concluded any management contracts with third parties.

Group structure and shareholdings

Group structure on January 1, 2003


Automotive Division
Industry Division
Controls Division
CH Saia-Burgess Murten AG
Saia-Burgess Controls AG
UK Saia-Burgess Gateshead Ltd.
D Saia-Burgess Oldenburg GmbH & Co. KG
Saia-Burgess Niederl. Dreieich
Saia-Burgess Dresden GmbH
Saia-Burgess Halver GmbH & Co. KG
F Saia-Burgess Paris Sarl
I Saia-Burgess Milano Srl.
A Saia-Burgess Österreich GmbH
NL/B Saia-Burgess Benelux B.V.
H Saia-Burgess Controls Kft
Saia-Burgess Ózd Kft
TN Saia-Burgess Monastir C.S.
USA Saia-Burgess Inc.
Saia-Burgess USA Inc.
CDN Saia-Burgess Canada Co. Inc.
HK Saia-Burgess (HK) Ltd.
Burgess Defond Ltd. (50%)
CN Shenzhen SMART Micromotor Co. Ltd. (49%)

Shares in Saia-Burgess Electronics Holding AG are traded on the SWX. Other companies in the Group are not quoted on any stock exchange. A list of the principal operating Group companies can be found on page 29 of the financial statements. For further information about the share, see page 3 of the Annual Report.

Important shareholders

At the end of 2002, the following shareholders held more than 5 percent of share capital of total 610,750 registered shares in the company:

	31.12.2002		28.12.2001	
	Number of shares	as % of share capital	Number of shares	as % of share capital
UBS Fund Management (Switzerland) AG	–	*	30,679	5.02
Chase Nominees Fiduz. London	82,146	13.45	–	–
The Capital Group Companies, Inc., Los Angeles	31,971	5.23	–	–

* Below compulsory reporting limit.

Changes in the 2002 financial year

With its announcement of August 29, 2002, UBS Fund Management (Switzerland) AG disclosed that it had fallen below the compulsory reporting limit of 5 percent.

On March 14, 2002, Saia-Burgess informed SWX that Chase Nominees Fiduz, London held 6.35 percent. On August 27, 2002, Saia-Burgess informed SWX that Chase Nominees Fiduz, London had exceeded 10 percent. On September 11, 2002, Saia-Burgess informed SWX that Chase Nominees Fiduz, London held 11.65 percent. On November 5, 2002, Saia-Burgess informed SWX that Chase Nominees Fiduz, London held 13.4 percent.

With its announcement of September 19, 2002, The Capital Group Companies, Inc., Los Angeles disclosed that it had exceeded the compulsory reporting limit of 5 percent.

Cross participations

There are no existing cross participations.

Capital structure

Share capital

The share capital of Saia-Burgess Electronics Holding AG was increased with a declaratory resolution by CHF 37,500 to CHF 30,537,500 from conditional capital. It is divided into 610,750 registered shares with a nominal value of CHF 50. All 610,750 registered shares issued give dividend entitlement. The share capital is fully liberated.

There are no participation certificates or profit-sharing certificates in existence. As of December 31, 2002, Saia-Burgess Electronics Holding AG owned 3,594 own shares. Own shares do not carry dividend entitlement at the time of dividend payment.

Approved and conditional capital

Capital changes

See page 9 of the Financial Statement.

Transfer restriction and nominee entries

According to the Company's articles of association, no individual or group holding more than five percent of the share capital can be registered as an authorised voting shareholder. The Board of Directors can register nominees with voting rights, taking into account the usual requirements, up to a maximum of three percent of the share capital. To date no such entries have been made.

Convertible loans and options

There are no convertible loans outstanding. For information on options issued, see page 34 (Remuneration of Board of Directors and Group Management).

Board of Directors	since	elected until
Andreas Ocskay (*1935), Chairman, Swiss national From 1.10.1988 to 31.12.2000 CEO of Saia-Burgess Group. Relevant seats on other boards: Métraux Services SA, Brocke Holding GmbH, Polytec Holding AG	1997	2003
Rudolf Lyner (*1944), Member, Swiss national From 1.1.1995 to 1.7.2002 CEO CapVis and SBC Equity Partners AG. Relevant seats on other boards: CapVis Equity Partners AG (Chairman), Polytec Holding AG	1997	2003
Richard Flury (*1942), Member, Swiss national Since 1987 CEO Kardex Remstar International. Relevant seats on other boards: Kardex AG, Cementia Holding AG	1998	2003
Prof. Dr. Hans Caspar von der Crone (*1957), Member, Swiss national Since 1995 Professor of the University of Zurich, Lawyer. Member of the university management board. Chairman of Swiss Takeover Commission. Relevant seats on other boards: Heineken Beverages Switzerland AG, Komax Holding AG, Vontobel Holding AG	1998	2004
Dr. Peter Wirth (*1946), Member, Swiss national Since 1991 CEO Mikron Holding AG. Relevant seats on other boards: Mikron Holding AG, Rieter Holding AG	1998	2004

Members of the Board of Directors exercise no other activities and have no ties of interest of any kind that would be relevant for the Saia-Burgess Group.

Composition

The majority of the Board of Directors comprises independent, external Members. They are elected by the Annual General Meeting for a period of office not exceeding three years, whereby one year represents the period of time between two ordinary Annual General Meetings. With the exception of Andreas Ocskay, no member of the Board of Directors belonged to Group Management or the management of a Group company.

There are no significant business relations between Saia-Burgess and the companies represented by the Board of Directors.

In 2002 Saia-Burgess made purchases amounting to CHF 69,000 from the Mikron Group and from the Kardex Group amounting to CHF 68,000.

Cross-connections

There is no mutual occupation of seats on the Boards of quoted companies.

Principles of election procedure

Individual periods of office are staggered. Reelection is permitted. The Chairman is elected by the Board of Directors.

Internal organisation and competences

The Board of Directors has the responsibility for defining the Group strategy. It also reviews the fundamental plans and objectives of the enterprise and identifies external risks and opportunities. The competences and responsibilities of the Board of Directors and its committees, together with rules defining competences in relation to Group Management, are set out in the Standing Rules. They are based on the most up-to-date findings in the field of corporate governance and meet international standards. These include, in particular: monitoring and review competences for the Board of Directors with the direct support of external consultants; and the provision of continuous, comprehensive information to all Board Members.

Information and control instruments regarding Group Management

Alongside a commentary on the state of business, all members of the Board of Directors receive each month a consolidated profit and loss account, consolidated balance sheet and a cash-flow statement with comments. The Board of Directors systematically assesses business risks, at least once a year.

Quorum

The Board of Directors is quorate and can pass resolutions if at least half its members are present. Resolutions are passed with a majority of votes cast. When voting is equal, the Chairman has the casting vote. Resolutions passed on the following subjects require a qualified majority of two thirds of members: purchase of a company, sale of the company or of parts of it, appointment or relegation of members of Group Management, changes to the Standing Rules.

Meetings

The Board of Directors held three ordinary – full-day – meetings in 2002, including a two-day strategy meeting in Vandalia (Ohio). On this occasion, the factory in Vandalia was also visited. In addition, one extraordinary meeting and numerous telephone conferences took place.

At each meeting Group Management informs the Board of Directors about the current course of business and important business occurrences. Members of Group Management regularly take part in meetings of the Board of Directors.

Committees

Two standing committees support the Board of Directors in the fields of accounting and auditing (the Audit Committee) and of salary policy and defining the remuneration of the Board of Directors and Group Management (the Remuneration Committee). A committee is quorate when the majority of its members are present. The committees pass their resolutions with the majority of members present. In 2002 the Audit Committee sat three times; the Remuneration Committee once. Both committees are composed of informed, external Board Members.

- Audit Committee: Prof. Dr. Hans Caspar von der Crone (Chairman), Rudolf Lyner and Richard Flury.

The Audit Committee supports the Board of Directors in monitoring the management of the group, especially with regard to financial and legal aspects and concerning adherence to internal business and administration principles. This committee also examines the scope and extent of external auditing and the independence and objectivity of the group auditors.

- Remuneration Committee: Rudolf Lyner (Chairman), Prof. Dr. Hans Caspar von der Crone and Dr. Peter Wirth.

The Remuneration Committee determines the earnings of the Board of Directors and of Members of Group Management and their contractual terms of work.

Remuneration, participations and loans

Remuneration of members in office

In 2002 overall CHF 228,000 were paid out in fees to the Board of Directors. The remuneration of the Board of Directors takes the form of a fixed payment dependent on function. The remuneration of Members of Group management takes into consideration tasks, performance, business progress and the market. The variable proportion depends on business success.

Throughout 2002, the sum of CHF 2,621,137 was paid or accrued in remuneration to the 7 members of Group Management. The variable proportion of that sum amounts to CHF 647,480.

Members of Group Management are entitled to use a company car and have insurance cover for retirement, death and invalidity that is in line with prevailing social welfare legislation in individual countries. No contracts of employment with notice periods in excess of 12 months exist within Saia-Burgess.

Share option plan

On entry to the stock market on May 11, 1998, conditional capital amounting to CHF 1,525,000 was created. This covers the share options issued in the context of the share option plan. In accordance with share option plans between 1998 and 2002, members of the Board of Directors, Group Management and other members of management received in total 32,825 options free of charge. According to the share option plan for the years 1998 to 2000, an option entitles the holder, after a blocking period of three years and within the subsequent two years, to purchase a Saia-Burgess share. According to the share option plan from 2001, the blocking period ends after three years at the earliest and the exercise period extends to a maximum of three and a half years. The price at which options are exercised follows the average market price at the time of grant. The exercise of options has no effect on the profit and loss account.

Details on share option plan

	Issued 31.12.2002	Exercise price in CHF	Expiry of blocking period	Expiry of exercise period	Exercised 31.12.2002
Options[1]	8,300	360	01.04.2001	10.05.2004	2,600
Options[1]	2,000	400	10.05.2001	10.05.2004	1,000
Options	1,800	340	01.04.2002	01.04.2004	400
Options	7,250	650	01.04.2003	01.04.2005	
Options	5,400	575	01.08.2004	31.07.2007	
Options	8,075	433	02.04.2005	01.04.2008	
Total	32,825				4,000

Due to the low share price, the Board of Directors has offered those entitled an extension on any options not yet exercised with due dates of 01.04.03 and 10.05.03 respectively till 10.05.04. This offer has been mainly accepted.

Share ownership and options

In the 2002 financial year, 750 options were assigned to the Board of Directors and 3200 to members of Group Management at an exercise price of CHF 433. As of December 31, 2002, Members of the Board of Directors and Group Management held the following shares and options:

	Number of shares	Number of options	Exercise price in CHF	Expiry of blocking period	Expiry of exercise period
Non-executive Members of Board of Directors	4,858				
		1,500	360	01.04.2001	10.05.2004
		1,000	400	10.05.2001	10.05.2004
		1,000	650	01.04.2003	01.04.2005
		750	575	01.08.2004	31.07.2007
		750	433	02.04.2005	01.04.2008
Members of Group Management	23,079				
(incl. members who retired in the financial year)		3,000	360	01.04.2001	10.05.2004
		2,800	650	01.04.2003	01.04.2005
		2,100	575	01.08.2004	31.07.2007
		3,200	433	02.04.2005	01.04.2008
Total	27,937	16,100			

Salaries/fees	2002 Number of people	2002 Salaries/ fees	2002 Number of options	2001 Number of people	2001 Salaries/ fees	2001 Number of options
Members of Board of Directors	5	228,000	750	5	228,000	750
Members of Group Management	7	2,621,137	3,200	9[1]	2,351,481	2,100
Departed Members of Group Management	3	264,847	0			

[1] One of whom did not hold office for the whole year.

Additional fees and payments

Executive loans

In the 2002 financial year, no additional fees or payments were arranged. There are no executive loans in existence.

Remuneration of former executive officers

In the 2002 financial year, remuneration was arranged in the sum of CHF 264,847 to the three departing Members of Group Management for their services.

Highest overall remuneration

The highest overall remuneration of the Board of Directors for 2002 amounts to CHF 108,000 plus 350 options for the Chairman of the Board. The remuneration of the CEO for 2002 amounts to CHF 550,800 plus 750 options. Both gentlemen are additionally entitled to the use of a company car.

Rights of involvement and protective rights for shareholders

Shareholders in Swiss limited (AG) companies have extended rights of involvement and protective rights. The protective rights include, among others, rights of inspection and information (Swiss law governing rights and duties: OR 696, 697), the right to special examination, the right to convene a general meeting (OR 699/III), the right to raise issues, the right of appeal (OR 706 f), the right to raise responsibility claims (OR 752 ff). The rights of involvement include, above all, the right to participate in general meetings, the right to express opinions and voting rights (OR 694).

All shareholders entered on the share register with voting rights will be admitted to a general meeting and entitled to vote. Entries to the register of shares take place in accordance with the statutory requirements, directly following submission of the application. For organisational reasons, no new entries will be made during the 10 days preceding a general meeting. Shareholders who dispose of their shares before a general meeting are not entitled to vote.

No shareholder or group of shareholders can represent more than five percent of share capital at an Annual General Meeting. The Annual General Meeting can revoke both restrictions with a majority resolution.

The company's articles of association do not provide for quora that deviate from the rules set out in legislation.

Change of control and defensive measures

According to art. 32, paragraph 1 of the federal law (BEHG) governing stock markets and stock dealing, a duty exists to submit a public purchase offer when anyone, directly or indirectly, exceeds the $33^{1/3}$ percent threshold of voting rights, regardless of whether these voting rights can be exercised or not.

Change of control clause

If one or more persons acting together acquire more than $33^{1/3}$ percent of the capital of Saia-Burgess Electronics Holding AG, options will be immediately exercisable, regardless of the corresponding blocking periods. Any additional taxes or duties incurred from such premature exercise are to be borne by the Company.

Auditors

The external auditors carry out their work within the legislatory framework and according to the principles of their profession, as circumstances require. On the instructions of the Audit Committee, the external auditors also carry out additional work examining key risks identified by the Audit Committee. Group Management and the Audit Committee are regularly informed of findings and proposals for improvements. The lead auditor participated in two meetings of the Audit Committee. The existing auditing mandate was assumed by Arthur Andersen in 1997 and, in 2002, taken over by the successor company, Ernst & Young Ltd. The lead auditor, Thomas Stenz, took this office in 1997. The auditing company is chosen each year by the Annual General Meeting.

For the 2002 financial year, fees to Ernst & Young Ltd. were:

Auditing	CHF	496,288
Fiscal advice, other advice	CHF	257,308
Total	**CHF**	**753,596**

Investor relations

Information policy

Saia-Burgess Electronics Holding AG has an open, up-to-date information policy that treats all target groups of the capital investment market equally. Alongside the full Annual Report and Interim Report, quarterly figures are also published for sales, EBITA and profit. The Group Statement is drawn up according to IAS (International Accounting Standards) guidelines. In addition to the financial results, Saia-Burgess provides regular information about current changes and developments. Complete company data can also be obtained from www.saia-burgess.com. The official journal for company announcements is the "Schweizerisches Handelsamtsblatt".

For specific questions regarding Saia-Burgess, contact Valeria Poretti-Rezzonico, Head of Corporate Communications, telephone number +41 26 672 72 04, v.poretti@saia-burgess.com.

Ad hoc duty of publicity

As a company quoted on the SWX Swiss Exchange, Saia-Burgess is obliged to publish information that is relevant to its share price (ad hoc publicity, art. 72 of rules governing quoted companies, "Kotierungsreglement"). These rules can be viewed under www.swx.com/admission/listing_rules_de.html.

Agenda

22.04.03	Announcement of sales figures for 1st quarter 2003
08.05.03	Annual General Meeting in Murten
05.08.03	Interim Report 2003
21.10.03	Announcement of sales figures for 3rd quarter 2003

Saia-Burgess Addresses

Holding

CH **Saia-Burgess Electronics Holding AG**
Bahnhofstrasse 18
CH-3280 Murten
T +41 26 672 71 11
F +41 26 670 10 38

Saia-Burgess Group

CH **Saia-Burgess Murten AG**
Bahnhofstrasse 18
CH-3280 Murten
T +41 26 672 71 11
F +41 26 672 73 33

Saia-Burgess Controls AG
Bahnhofstrasse 18
CH-3280 Murten
T +41 26 672 71 11
F +41 26 672 73 33

UK **Saia-Burgess Gateshead Ltd.**
Dukesway
Team Valley Trading Estate
Gateshead
Tyne & Wear NE11 0UB
United Kingdom
T +44 191 401 61 00
F +44 191 401 63 23

Automotive Tech Centre:
Saia-Burgess Nuneaton
(a trading name of Saia-Burgess Gateshead Ltd.)
Unit 1
Bermuda Park Innovation Centre
St. Davids Way
Nuneaton
Warwickshire CV10 7SD
United Kingdom
T +44 2476 322 844
F +44 2476 322 845

D **Saia-Burgess Oldenburg GmbH & Co. KG**
Am Kreyenhof 10–12
D-26127 Oldenburg
T +49 441 3403 0
F +49 441 372 49

Saia-Burgess Dreieich GmbH & Co. KG
(Zweigniederlassung der Saia-Burgess Oldenburg GmbH & Co. KG)
Otto-Hahn-Strasse 31–33
D-63303 Dreieich
T +49 6103 8906-0
F +49 6103 8906-65/-66

Saia-Burgess Automotive Tech Centre Deutschland
Otto-Hahn-Strasse 31–33
D-63303 Dreieich
T +49 6103 890 670
F +49 6103 890 665

D **Saia-Burgess Dresden GmbH**
Wilhelm-Liebknecht-Strasse 6
D-01257 Dresden
T +49 351 207 860
F +49 351 207 863 61

Saia-Burgess Halver GmbH & Co. KG
Weissenpferd 9
D-58553 Halver
T +49 2353 911 0
F +49 2353 911 189

F **Saia-Burgess Paris**
10 Bld. Louise Michel
F-92230 Gennevilliers
T +33 1 46 88 07 70
F +33 1 46 88 07 99

I **Saia-Burgess Milano Srl**
Via Cadamosto 3
I-20094 Corsico, Milano
T +39 02 4869 21
F +39 02 4860 0692

A **Saia-Burgess Österreich GmbH**
Linzer Bundesstrasse 101
A-5023 Salzburg
T +43 662 88 4910
F +43 662 88 4910 11

NL/B **Saia-Burgess Benelux B.V.**
Hanzeweg 12 C
NL-2803 MC Gouda
T +31 1825 43 154
F +31 1825 43 151

Branch Office:
Saia-Burgess Benelux
Avenue Roi Albert 1er, 50
Koning Albert I Iaan, 50
B-1780 Wemmel
T +32 2456 0620
F +32 2460 5044

H **Saia-Burgess Controls Kft**
Liget u. 1
H-2040 Budaörs
T +36 23 50 11 70
F +36 23 50 11 80

Saia-Burgess Ózd Kft
Bolyki T. u. 44
H-3600 Ózd
T +36 48 570 300
F +36 48 471 815

TN **Saia-Burgess Monastir C.S.**
Zone Industrielle
Route de Khniss
Boîte postale 47
TN-5000 Monastir
T +216 73530 733
F +216 73530 196

USA **Saia-Burgess Inc.**
Ledex® and Dormeyer® Products
801 Scholz Drive
P. O. Box 427
Vandalia, Ohio 45377
USA
T +1 937 898 3621
F +1 937 454 2350

Automotive Tech Centre:
Saia-Burgess Inc.
627 East Maple, Suite 100
Troy, MI 48083
USA
T +1 248 524 2701
F +1 248 524 2702

Saia-Burgess USA Inc.
616 Atrium Drive
Vernon Hills, IL 60061
USA
T +1 847 549 9630
F +1 847 549 9625

CDN **Saia-Burgess Canada Co. Inc.**
70 Ironside Crescent
Unit 7
Scarborough
Ontario M1X 1GA
Canada
T +1 416 299 08 52
F +1 416 299 67 56

HK **Saia-Burgess (HK) Ltd.**
Rooms 2303-4,
Cheung Tat Centre
18 Cheung Lee Street
Chaiwan
Hong Kong
T +852 2556 3772
F +852 2976 0871

CN **Saia-Burgess Guangzhou Ltd.**
4th Floor
Dongjiang River Ave. West 9
GETDD
Guangzhou
P.R. China 510730



Financial Statements 2002

saia-burgess

Smart solutions for comfort and safety

Index

Saia-Burgess Group

Saia-Burgess Electronics Holding AG

Saia-Burgess
The Group

Saia-Burgess Electronics Holding AG with headquarters in Switzerland and its subsidiaries (the Group) focus on strong growth segments of the automotive and industrial areas and in building automation. Its core competency is the development of innovative solutions that arise from connecting software, electronic and electromechanical technologies. The Group manufactures switches, actuators (motors, solenoids), sensors, electronic controllers and subsystems in Europe, America and Asia. Products are sold through its world-wide sales organisations.

On May 11, 1998, the shares of Saia-Burgess Electronics Holding AG were offered to the public and became quoted on the Swiss stock exchange. The initial public offering included 110,000 new shares issued by the company, increasing the share capital by CHF 5.5 million to CHF 30.5 million.

Continuous growth strategy

2000 strengthening of technical capability

- On September 30, 2000, the Group acquired 70% of LTD Locking Technologies and Devices GmbH in Germany. The company specialises in the development and production of locking systems, particularly door locks for washing machines and dishwashers that are used in industry and the home.
- On October 17, 2000, the Group invested in the start-up company MicroChemical Systems SA (MiCS) in Switzerland. The company develops and produces sensors for measuring air quality based on new technology.

2001 expansion in North America

- With the acquisition of the Ledex & Dormeyer companies in early January the Group has taken over the market leader for actuators (solenoids) and subsystems. For the Industry Division the North American market has become similar in importance to Europe.

2002 expansion of the Industry Division

- Saia-Burgess Gateshead acquired part of the activities of TH-Contact AG in Reinach, Switzerland and integrates them to the business of industry switches.
- The Group established a fully owned company in Guangzhou, China. This company will be the centre for actuator production in Asia as well as being responsible for selling the Group's products in China.

Saia-Burgess
Key Figures

CHF .000	2002	2001	2000	1999	1998
Sales	468,874	458,562	382,692	325,069	278,235
Earnings before interest, tax, depreciation and amortisation (EBITDA)	66,227	61,962	57,929	48,693	39,815
as % of sales	14.1%	13.5%	15.1%	15.0%	14.3%
Earnings before interest, tax and amortisation (EBITA)	42,472	40,118	39,896	32,795	27,647
as % of sales	9.1%	8.7%	10.4%	10.1%	9.9%
Earnings before interest and tax (EBIT)	37,529	35,087	39,170	32,508	27,647
as % of sales	8.0%	7.7%	10.2%	10.0%	9.9%
Personnel costs	147,856	151,005	130,912	116,653	98,895
as % of sales	31.5%	32.9%	34.2%	35.9%	35.5%
Added value/employee cost	1.9	1.9	1.9	1.9	1.9
Research and development expenditure	26,845	26,738	19,516	16,182	14,721
as % of sales	5.7%	5.8%	5.1%	5.0%	5.3%
Depreciation of tangible fixed assets as % of the average net book value	18.2%	17.3%	16.1%	16.7%	14.8%
Investments in tangible fixed assets	20,907	24,580	26,321	20,784	15,845
as % of sales	4.5%	5.4%	6.9%	6.4%	5.7%
Cash flow from operating activities	42,876	33,683	38,705	20,911	33,667
Free cash flow (excluding acquisitions)	22,425	9,463	12,426	402	17,856
Operating capital employed	196,318	199,291	167,337	148,287	108,596
Equity ratio	38.3%	31.9%	41.3%	38.8%	35.4%
Interest cover (EBIT/interest expense, net)	6.4	3.6	11.5	11.7	6.8
Net income	22,928	18,618	26,671	21,666	16,062
as % of sales	4.9%	4.1%	7.0%	6.7%	5.8%
Number of shares issued	610,750	610,750	610,000	610,000	500,000
Earnings per share CHF [1]	37.71	30.55	43.72	35.52	28.06
Diluted earnings per share CHF	37.68	30.49	43.31	35.45	
Cash flow per share CHF [1, 2]	84.53	74.61	74.48	62.05	49.32
Number of employees as at December 31	2,809	2,875	2,438	2,344	1,742

[1] Based on weighted average number of shares issued less treasury shares.
[2] Defined as net income plus depreciation and amortisation, divided by average number of shares.


Sales
CHF million
480
400
320
240
160
80
1998
1999
2000
2001
2002


Earnings before interest, tax and amortisation (EBITA)
CHF million
50
40
30
20
10
1998
1999
2000
2001
2002


Net income
CHF million
30
25
20
15
10
5
1998
1999
2000
2001
2002


Earnings per share
CHF
45
40
35
30
25
20
15
10
5
1998
1999
2000
2001
2002

Saia-Burgess
CFO's Report


Preben Sundenaes

Sales

Despite a very weak global economy, the Group's consolidated sales grew by 2.2% to CHF 468.9 million (2001: CHF 458.6 million). Excluding exchange impacts, mainly due to the strong CHF, the increase was 5.3%. This growth was all organic. Although the Group contracted to acquire the business of TH-Contact in September 2002, sales will only be accounted by Saia-Burgess during 2003 when the transfer of the assets to the Gateshead site has occurred.

The expansion of safety and comfort applications within the automotive industry led to substantial growth within the Automotive Division which grew by 13.5% to CHF 233.2 million (2001: CHF 205.4 million). In local currency the growth was 15.5%. The growth came from actuators and sensor products.

The Industry Division saw an overall decline in turnover of 7.3% to CHF 193.1 million (2001: CHF 208.2 million). The decline in turnover excluding exchange impacts was 2.8%. Especially North America was adversely impacted by a slow-down in capital spending. Industrial sales in this region were down by 7.5% compared to 2001. While the European industrial sales were slightly below 2001, this reduction was compensated by higher sales in Asia where we in many instances continue to supply European production transplants.

The Group's Controls Division showed a reduction in sales of 5.2% to CHF 42.6 million (2001: CHF 45.0 million) as a slow-down in both the capital equipment market and European building construction adversely affected the division.

Gross margin

Overall the Group's gross margin increased by 0.5 percentage points from 27.1% to 27.6% with all the divisions showing improvements compared to 2001, reflecting the continuous control of cost, exercised by all levels of employees within the Group.

The Automotive Division's gross margin increased by 1.4 percentage points to 21.4% (2001: 20.0%). This improvement reflects the benefit of an ongoing cost optimisation process and better utilisation of fixed production costs. Although material cost was higher than in prior years, this was compensated by lower direct labour costs. The pressure on selling prices continued.

The Industry Division also showed an improvement to the gross margin of 0.7 percentage points from 27.3% to 28.0% – despite lower sales. However, this reflects some of the effects from the restructuring, which started at the end of 2001, as well as the ongoing cost optimisation. While material costs increased, measures were taken to compensate by lowering direct labour cost as well as reducing the fixed production costs.

The Controls Division improved the gross margin by 1.1 percentage points to 59.6% (2001: 58.5%) reflecting lower material costs as well as reduced direct labour costs.

Earnings before interest and tax (EBIT)

Compared with the previous year, operating expenses increased by 3.4% from CHF 87.8 million to CHF 90.8 million. However, included in operating expenses is an exchange loss incurred in 2002 of CHF 0.5 million versus a gain of CHF 0.6 million in 2001. Adjusting for this impact total operating expenses increase was only by 2.2%, with sales and marketing expenses being in line with the previous year, reflecting the importance of retaining an effective market presence even during the currently difficult economic environment. The same also applies to the R&D costs which are in line with the previous year and where much of the work performed this year relates to projects which should be coming on stream later in 2003 as well as in 2004 and 2005.

Earnings before interest and tax include an additional charge of CHF 0.7 million for pension expense accounted for in addition to the local statutory amounts considered in individual Group companies in order to comply with the accounting requirements of IAS 19.

Other income consists of CHF 3.5 million (2001: CHF 3.6 million) income from exchange gains on the translation of loans as well as income of CHF 1.7 million (2001: CHF 0.5 million) from investments in associates which are partly offset by our share of the loss from MiCS amounting to CHF 1.3 million (2001: CHF 0.4 million).

Earnings before interest, tax and amortisation of goodwill, EBIT(A), increased from CHF 40.1 million to CHF 42.5 million which represents 9.1% to sales (2001: 8.7%).

Earnings before interest and tax, EBIT, increased from CHF 35.1 million to CHF 37.5 million, representing 8.0% of sales (2001: 7.7%).

Net income

Interest expenses decreased from CHF 9.8 million to CHF 5.9 million reflecting lower amounts of loans, but to a larger extent the interest rate reduction, which took place during the end of 2001 and 2002 especially on the USD, which is the currency in which the major part of the outstanding loans is quoted.

The Group's tax rate increased to 27.6% of income before taxes (2001: 26.4%). This reflects higher taxable income generated in higher tax rate countries. However, the Group continues to obtain the benefit from reduced tax rates in Switzerland, Hungary and Tunisia. The tax rate adjusted for amortisation of goodwill, which is not a tax deductible cost, amounted to 23.9% (2001: 22.0%).

Net income increased by CHF 4.3 million to CHF 22.9 million, an increase of 23.1% (2001: CHF 18.6 million).

Balance sheet

In light of the difficult economic environment, the Group Management continued to focus on the control of working capital requirements and while all investments which were required to grow the business over the mid to long term have been made, other non-essential capital expenditure was kept to a minimum.

These actions led to the highest free cash flow excluding acquisitions ever achieved of CHF 22.4 million. This would have been even higher except for a tax payment made in 2002, which was provided for in the accounts for 1997–2000 of CHF 4.8 million.

Trade receivables reduced by CHF 2.7 million, even though the sales increased as special action has been taken to reduce overdue payments. Other receivables increased by CHF 4.6 million which includes a CHF 1.2 million prefinancing for Cetronic.

During the year the Group acquired the assets of TH-Contact for a purchase price of CHF 1.0 million. Additionally, the Group invested a further CHF 3.0 million in MiCS. Effective early January 2003, the Group took a 20% equity stake in Cetronic for CHF 1.2 million which was paid in December and shown, as mentioned, in other receivables.

Furthermore, the Group acquired earlier than agreed the 30% not yet owned in LTD for a purchase price of CHF 0.4 million which was less than originally planned and, therefore, the purchased goodwill could be reduced by CHF 1.5 million.

The Group made all of the scheduled repayments of the loans in 2002. As a major part of the Group's loans was taken out in USD, but expressed in CHF, the strength of the CHF versus USD had a positive impact on the total loan amount. By the year-end the Group had reduced its net debt by CHF 28.3 million to CHF 107.1 million which is 76.9% of the shareholders' equity. The Group also complied with all of the covenants attached to the loans.



Preben Sundenaes
Chief Financial Officer

Consolidated Balance Sheet

CHF ,000	Notes	31.12.2002	31.12.2001
Assets			
Cash		10,707	12,095
Trade receivables	2.1	63,743	66,491
Other receivables and prepayments	2.2	15,535	10,955
Inventories	2.3	51,575	53,193
Current assets		**141,560**	**142,734**
Land and buildings	2.4	56,052	57,794
Machinery and equipment	2.4	71,035	76,561
Deferred tax asset	3.7	7,693	8,120
Goodwill	2.5	78,107	83,291
Investments in associates	2.6	9,217	7,066
Non-current assets		**222,104**	**232,832**
Total assets		**363,664**	**375,566**
Liabilities and shareholders' equity			
Short-term debt	2.7	41,849	41,166
Trade payables		44,430	42,788
Other payables and accruals	2.8	32,274	29,683
Tax liabilities		1,828	8,418
Short-term liabilities		**120,381**	**122,055**
Long-term loans	2.9	75,988	106,335
Long-term provisions	2.10	6,758	7,279
Deferred tax liabilities	3.7	21,174	20,242
Long-term liabilities		**103,920**	**133,856**
Total liabilities		**224,301**	**255,911**
Share capital		30,538	30,538
Reserves		108,825	89,117
Total shareholders' equity		**139,363**	**119,655**
Total liabilities and shareholders' equity		**363,664**	**375,566**
Operating capital employed	3.1.4	196,318	199,291

Consolidated Statement of Income

CHF ,000	Notes	2002	2001
Sales	3.1	**468,874**	**458,562**
Cost of sales		339,565	334,382
Gross profit	3.1	**129,309**	**124,180**
Sales and marketing		39,935	39,818
Research and development	3.2	26,845	26,738
Administration/other operating expenses		24,020	21,280
Total operating expenses		**90,800**	**87,836**
Operating income		**38,509**	**36,344**
Goodwill amortisation	2.5	–4,943	–5,031
Other income	3.5	3,963	3,774
Earnings before interest and tax (EBIT)	3.1	**37,529**	**35,087**
Interest expense, net	3.6	5,868	9,801
Income before tax		**31,661**	**25,286**
Current taxation	3.7	3,522	4,658
Deferred taxation	3.7	5,211	2,010
Total income taxes		**8,733**	**6,668**
Net income		**22,928**	**18,618**
Earnings per share (EPS) in CHF	4.4	37.71	30.55
Diluted earnings per share in CHF	4.4	37.68	30.49

Consolidated Statement of Cash Flows

CHF .000	2002	2001
Income before tax	**31,661**	**25,286**
Depreciation of tangible fixed assets	23,755	21,844
Amortisation of goodwill	4,943	5,031
(Increase) in investments in associates	-430	-41
Increase (Decrease) in long-term provisions	205	-3,281
Revaluation of loans	-3,134	-3,458
Interest expense, net	5,868	9,801
Operating cash flow before working capital changes	62,868	55,182
(Increase) Decrease of trade receivables	-1,656	6,560
(Increase) in other current assets	-4,883	-519
(Increase) Decrease of inventories	-1,054	917
Increase (Decrease) of trade payables	4,447	-2,094
Increase (Decrease) Increase of other current liabilities	2,936	-6,063
Cash generated from operations	62,658	53,983
Interest paid	-5,896	-9,859
Income taxes paid	-13,886	-10,441
Cash flow from operating activities	**42,876**	**33,683**
Purchase of plant and equipment	-19,692	-22,938
Purchase of land and buildings	-1,215	-1,642
Proceeds from disposals of tangible fixed assets	456	360
Cash used for acquisitions	-3,955	-103,798
Cash flow from investing activities	**-24,406**	**-128,018**
Treasury shares, options exercised	-364	-469
Dividends paid	-6,108	-6,100
Increase in loans	2,186	120,518
Repayment of loans	-14,659	-14,413
Cash flow from financing activities	**-18,945**	**99,536**
Effect of foreign currency translation	-913	-1,242
Net (Decrease) Increase in cash	-1,388	3,959
Cash at beginning of the year	12,095	8,136
Cash at end of the year	**10,707**	**12,095**
Free cash flow (defined as cash flow from operating activities less cash flow from investing activities excluding acquisitions)	22,425	9,463
EBITDA	66,227	61,962

Consolidated Statement of Shareholders' Equity

CHF ,000	Total share capital	Share premium	Treasury shares	Retained earnings	Total reserves	Total shareholders' equity
Balance as at January 1, 2001	**30,500**	**36,561**	**–383**	**41,652**	**77,830**	**108,330**
Capital increase	38	232			232	270
Net income 2001				18,618	18,618	18,618
Acquisition of treasury shares			–739		–739	–739
Loss on available-for-sale investment				–3,000	–3,000	–3,000
Dividend				–6,100	–6,100	–6,100
Currency translation adjustment				2,276	2,276	2,276
Balance as at December 31, 2001	**30,538**	**36,793**	**–1,122**	**53,446**	**89,117**	**119,655**
Net income 2002				22,928	22,928	22,928
Acquisition of treasury shares			–620	–359	–979	–979
Dividend				–6,108	–6,108	–6,108
Currency translation adjustment				3,867	3,867	3,867
Balance as at December 31, 2002	**30,538**	**36,793**	**–1,742**	**73,774**	**108,825**	**139,363**

The share capital as at December 31, 2002 consists of 610,750 registered shares of CHF 50 nominal value each.

As at December 31, 2002, the Group owned 3,594 treasury shares.

Together with the restructuring of the Group in early 1998 certain assets were revalued on the basis of independent valuations. The resulting net effect was booked to capital reserves within retained earnings.

Notes
to the Consolidated Financial Statements

1. Summary of significant accounting policies

1.1 Basis for consolidation, valuation and presentation of the financial statements

The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (IASB). They are a fair presentation of the financial situation, performance and changes in the financial position of the Group. The Board of Directors approved the consolidated financial statements on March 11, 2003 for submission to the Annual General meeting of the Shareholders on May 8, 2003. The listing rules of the Swiss Exchange SWX have also been complied with.

The consolidated financial statements of the Group are based on uniform, generally accepted accounting principles (GAAP) applicable for all Group companies. Balance sheets and profit and loss accounts of subsidiaries are consolidated from the date on which effective control is transferred to the Group and no longer consolidated from the date that control ceases. Companies over which the Group exercises significant influence (generally 20 to 50% voting interest) are accounted for under the equity method of accounting. Investments in which the Group has less than 20% of voting interest are classified according to IAS 39 as available-for-sale investments within fixed assets and carried at fair value. The principal operating Group companies are listed on page 29.

The financial statements as at December 31 for each year were prepared in accordance with consistent policies. Inter-company transactions and balances are eliminated.

1.2 Use of estimates

In preparing the financial statements in accordance with IFRS certain assumptions need to be made which affect the reported values of assets and liabilities, the statement of income and the disclosure of contingent assets and liabilities. The assumptions are based on forecasts and estimates at the time the financial statements were prepared.

1.3 Foreign currency translation

Assets and liabilities of foreign Group companies and foreign currency balance sheet items are converted at year-end exchange rates, while income and expenses are converted at the average exchange rate for the year. Exchange rate differences arising from the translation of transactions and balance sheet items in foreign currencies are dealt with in the statement of income for the year. Revaluation impacts resulting from the translation of intra-group loans established to finance long-term investments as well as differences arising from the translation of the financial statements of foreign Group companies are adjusted for directly against shareholders' equity.

The following foreign exchange rates have been applied:

Currency	Units	Year-end rates 31.12.2002	Year-end rates 31.12.2001	Average rates 2002	Average rates 2001
CAD	100	88.02	105.19	99.30	109.05
EUR	1	1.45	1.48	1.47	1.51
GBP	1	2.22	2.43	2.34	2.43
HKD	100	17.79	21.46	20.00	21.62
HUF	100	0.62	0.60	0.60	0.59
TND	1	1.02	1.15	1.27	1.27
USD	1	1.39	1.67	1.56	1.69

1.4 Financial risk management

The Group's operating activities expose it to a certain level of interest rate, credit and foreign exchange rate risk. Individual categories of risk are continuously monitored and adjusted in relation to the overall risk exposure of the Group.

The Group's financial risk management policy defines an appropriate balance between business risks entered into, resulting profits and the potential effects on shareholders' equity. Operating units manage financial risks within delegated limits. The objective is to reduce financial risks by balancing the cost of hedging against the amounts at risk.

Derivative financial instruments are entered for any underlying risk in accordance with the Group's risk policy.

The fair value of investments classified as available-for-sale investments is estimated by considering future cash flows. The fair value of long-term borrowings is based on the current debt with the same maturity and credit risk profile.

The following are considered as underlying risks:

Interest rate risk

The Group is exposed to interest rate fluctuations due to movements in financial markets. In order to hedge those risks, interest swaps may be entered into. The consequential financial effects of such contracts are recognised as financial income or expense in the profit and loss statement.

Credit risk

The Group continually monitors receivables and assesses the credit worthiness of new customers to manage exposure to credit risk.

Exchange rate risk

The Group attempts to minimise currency exposure by matching operating income and operating expenses in foreign currency. Any residual risk is controlled using hedge contracts (swaps, options) entered into in accordance with financial risk policy.

1.5 Financial instruments

Financial instruments comprise cash, derivative financial instruments, investments, receivables and financial liabilities.

Valuation at fair value

In view of their short-term maturity, the carrying amount of cash, receivables, short-term debt, trade and other payables approximate their fair values.

Financial investments and other positions for which there is no readily identifiable market value or for which an assessment at fair value would be disproportionately costly are booked at purchase cost.

Financial assets

Financial assets are classified and reviewed in accordance with the guidelines of IAS 39 as follows:

- financial assets or liabilities held for commercial purposes
- financial investments to be retained until final maturity
- credits or debts granted by the Group
- available-for-sale financial investments

After initial recording available-for-sale investments are carried at fair value. Any change in value is recognised in shareholders' equity as it arises.

Derivative financial instruments

All such instruments are initially recorded at purchase cost including transaction cost at the date of inception and are subsequently carried at fair value. Changes in value are recognised as financial income or expense in the profit and loss statement as they arise. As at December 31, 2001 and 2002, the Group did not hold any derivative financial instruments.

Hedge accounting

As at December 31, 2001 and 2002, the Group had not entered into any hedge contracts.

1.6 Cash

Cash consists of cash on hand and bank account balances as well as fixed term deposits with a maturity of 3 months or less.

1.7 Trade receivables

Trade receivables are stated at their net realisable value. Doubtful accounts are provided for on the basis of past experience.

1.8 Inventories

Inventories are valued at purchase price or manufacturing cost at the lower of cost or net realisable market value. Bought-in goods are valued according to the FIFO method (first in, first out). Material and direct labour costs together with production overheads are included in the manufacturing costs for goods produced by the Group itself. Work-in-progress is valued according to the extent of manufacture.

1.9 Tangible fixed assets

Land and buildings are valued at fair market value based on independent property valuations that are up-dated every three to five years. Revaluation effects are adjusted for directly against shareholders' equity.

Machinery and equipment are valued at purchase or manufacturing cost less accumulated depreciation.

Depreciation is calculated on a straight-line basis over the expected useful life of the assets concerned.

The following aspects are taken into consideration when determining the useful life of fixed assets:

- the physical lifespan;
- the company's replacement policy;
- market or technical obsolescence;
- contractual or legal restrictions.

The estimated useful life for depreciation purposes is:	
Land	no depreciation
Buildings	40–50 years
Machinery and tooling	3–10 years
Furniture and vehicles	3–10 years

1.10 Intangibles and goodwill

Acquisitions are accounted for using the purchase method. Any amount arising as difference between the purchase price and the fair value of assets acquired is recorded as goodwill and amortised on a straight-line basis over the expected useful life. The amortisation period is generally 20 years.

It is impractical to estimate when the benefits from research and development projects will arise; all such costs are therefore written off as incurred.

1.11 Investment in associates

The Group's investments in its associates are accounted for under the equity method of accounting. These are entities in which the Group has significant influence and which are neither subsidiaries nor joint ventures of the Group. The investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The income statement reflects the Group's share of the results of operations of the associates. The Group's investment in its associates includes goodwill (net of accumulated amortisation) on acquisition, which is treated in accordance with the accounting policy for goodwill stated above.

1.12 Impairment of assets

Tangible and intangible fixed assets as well as financial instruments are reviewed for impairment according to IAS 36, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the income statement. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an at arm's length transaction, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

1.13 Short-term debt

Short-term debt comprises current account overdrafts from banks and the element of long-term debts which fall due for repayment within one year of the balance sheet date.

1.14 Revenue recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales are recognised net of sales taxes and discounts when delivery has taken place and transfer of risks and rewards has been completed. They are net of customer returns.

1.15 Provisions

Provisions are recognised

- for an obligation of a past event
- and as a result an outflow of resources will be most probable
- and a reliable estimate can be made of the amount of the obligation.

Provision for restructuring cost is recognised at the time a detailed formal plan is authorised. A restructuring provision includes only the direct expenditure arising from the restructuring and is not associated with the ongoing activities of the Group.

Provision for warranty cost is considered to the extent of expected outflow of resources.

1.16 Retirement benefit costs

The Group maintains various retirement plans structured in compliance with local legal requirements. These plans are generally independent of the Group. Adequate provisions are made by Group companies that have retirement commitments but do not operate external pension schemes. These provisions are based on independent actuarial valuations which are obtained at regular intervals.

Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the higher of defined benefit obligation and the fair value of plan assets. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

1.17 Income taxes

Income taxes payable on the taxable profits of the individual companies are fully provided for in accordance with the tax regulations in force in the respective countries.

Temporary differences arise from short-term differences between the carrying amounts of assets and liabilities and their tax value. Deferred tax adjustments are calculated for all temporary differences arising at current tax rates.

Tax loss carry-forwards are only reported as deferred tax assets when it can be reasonably assumed that future taxable income will be sufficient to secure tax advantage by offsetting losses.

Provisions are not made for deferred taxes on the undistributed earnings of consolidated companies since the Group can decide itself when dividends are to be distributed.

1.18 Grants

Grants are only accounted for when there is reasonable assurance that they are non-refundable. Grants relating to expenditure on tangible assets are generally deducted from the cost of the assets.

1.19 Stock options plan

The Group operates a share option plan for key managers and the Board of Directors of the Group. The diluting effect on earnings per share is taken into account if the market price exceeds the determined exercise price.

2. Notes to the consolidated balance sheet

2.1 Trade receivables

CHF .000	31.12.2002	31.12.2001
Trade receivables	65,750	68,378
Provision for doubtful accounts	-2,007	-1,887
Total	**63,743**	**66,491**

In 2002 a provision for doubtful accounts of CHF 0.7 million was reclassified from long-term provisions.

2.2 Other receivables and prepayments

CHF .000	31.12.2002	31.12.2001
Other receivables	11,824	9,186
Prepayments	3,711	1,769
Total	**15,535**	**10,955**

Other receivables mainly consist of VAT and other short-term tax receivables.

Prepayments as at December 31, 2002 consist of CHF 1.5 million prefinancing for tools under construction as well as CHF 1.2 million advance payment for the acquisition of Cetronic AG. The Group acquired 20% of this company in January 2003.

2.3 Inventories

CHF .000	31.12.2002	31.12.2001
Raw materials and components	31,902	23,865
Work in process	6,433	11,896
Finished products (including purchased goods)	13,240	17,432
Total	**51,575**	**53,193**

The value of the inventories is net of a provision of CHF 5.1 million (2001: CHF 5.9 million) for obsolete and slow-moving items.

Notes
to the Consolidated Financial Statements

2.4 Tangible fixed assets

CHF .000	Land	Buildings	Total Land and Buildings	Machinery	Tooling	Other	Total Machinery, Tooling, Other
Cost/revalued amount							
Balance January 1, 2001	10,951	64,780	75,731	104,595	57,728	25,739	188,062
Exchange differences	-70	-342	-412	-455	-319	-123	-897
Additions from acquisition of subsidiaries	940	4,913	5,853	9,507	2,921		12,428
Additions 2001		1,642	1,642	8,371	8,232	6,335	22,938
Disposals 2001		-557	-557	-4,503	-6,708	-1,744	-12,955
Balance December 31, 2001	11,821	70,436	82,257	117,515	61,854	30,207	209,576
Exchange differences	-233	-1,597	-1,830	-3,365	-1,919	-1,070	-6,354
Additions from acquisition of subsidiaries				365			365
Additions 2002	77	1,144	1,221	8,486	6,484	4,385	19,355
Disposals 2002		78	78	-1,957	-130	-455	-2,542
Balance December 31, 2002	11,665	70,061	81,726	121,044	66,289	33,067	220,400
Accumulated depreciation							
Balance January 1, 2001		22,876	22,876	64,164	40,310	18,632	123,106
Exchange differences		-85	-85	-338	-188	-98	-624
Additions from acquisition of subsidiaries		447	447	2,085	1,135		3,220
Additions 2001		1,782	1,782	9,290	6,916	3,702	19,908
Disposals 2001		-557	-557	-4,465	-6,647	-1,483	-12,595
Balance December 31, 2001		24,463	24,463	70,736	41,526	20,753	133,015
Exchange differences		-314	-314	-1,705	-1,494	-580	-3,779
Additions 2002		1,507	1,507	10,317	7,945	3,986	22,248
Disposals 2002		18	18	-1,039	-680	-400	-2,119
Balance December 31, 2002		25,674	25,674	78,309	47,297	23,759	149,365
Net book values							
Balance December 31, 2001	11,821	45,973	57,794	46,779	20,328	9,454	76,561
Balance December 31, 2002	11,665	44,387	56,052	42,735	18,992	9,308	71,035

Land and buildings were revalued on January 1, 1995 on the basis of independent valuations. As of December 31, 2002 an uplift of CHF 22.4 million (2001: CHF 22.8 million) remained. The uplift resulting from revaluations in 1999 of CHF 1.2 million was taken directly to capital reserves and is depreciated over a period of 20 years. The positive effect resulting from valuation updates obtained in 2002 were considered as insignificant and not taken into account.

2.5 Goodwill

	Amortisation in years	Original amount CHF .000	31.12.2001 CHF .000	Amortisation CHF .000	Adjustment purchase price CHF .000	31.12.2002 CHF .000
B.M. Instruments (BMI)	5	2,899	1,401	-553		848
TH-Contact AG	5	1,237		-64		1,173
LTD Locking Technologies and Devices GmbH	20	4,529	3,979	-226	-1,478	2,275
Ledex & Dormeyer companies	20	81,972	77,911	-4,100		73,811
Total			**83,291**	**-4,943**	**-1,478**	**78,107**

As of September 30, 2002, the Group acquired part of the activities of TH-Contact AG, Switzerland. The business is now in process of being transferred to the UK operations. The acquisition had no impact to the Group's sales and EBIT in 2002.

Impact to the Group's financial statements:

	30.9.2002 CHF .000
Tangible fixed assets	365
Provisions	-647
Total net assets acquired	**-282**
Purchase price	-955
Goodwill	**-1,237**

Impact of the acquisition of the Ledex & Dormeyer companies to the Group's financial statements in 2001:

	1.1.2001 CHF .000
Current assets net of cash	17,621
Tangible fixed assets	15,786
Payables including provisions at acquisition	-14,581
Total net assets acquired	**18,826**
Purchase price net of cash	-100,798
Goodwill	**-81,972**

On September 26, 2002, the Group took over the remaining portion of 30% of LTD Locking Technologies and Devices GmbH acquired in 2000. As the final purchase price was lower than estimated, investment as well as goodwill were reduced by CHF 1.5 million. Due to the Group's obligation to acquire 100% of the company, the investment was already fully consolidated during the last two years.

Goodwill resulting from acquisition of investments is amortised over a period of 20 years whereas goodwill resulting from asset deals is amortised over a period of 5 years.

2.6 Investments in associates

CHF .000	31.12.2002	31.12.2001
SMART Micromotor Co. Ltd., 49%	1,559	1,510
Burgess-Defond Ltd., 50%	2,358	1,956
MicroChemical Systems SA (MiCS), 33.5%	5,300	3,600
Total	**9,217**	**7,066**

During the year 2002, the Group increased the investment in MicroChemical Systems SA (MiCS) by CHF 3.0 million from 26.9% to 33.5%. The Group has not committed to invest any further funds. In 2001 the investment was increased by CHF 3.0 million from 17.5% to 26.9%.

Notes
to the Consolidated Financial Statements

2.7 Short-term debt

Short-term debt includes the portion of fixed term bank loans repayable within one year as well as any amounts drawn down under working capital facilities.

Interest rates for most of the loans are based on the LIBOR rate for the period plus a margin of initially 1.3%.

2.8 Other payables and accruals

CHF ,000	31.12.2002	31.12.2001
Payroll and social costs	13,845	11,433
Accrued expenses	17,033	17,128
Grants	1,396	1,122
Total	**32,274**	**29,683**

Amounts include provisions for vacation entitlement, salaries, bonuses as well as accruals for other short-term expenditures for which the liability is not yet precisely quantifiable.

2.9 Long-term loans

Currency in ,000	Balance 31.12.2001	Reclassification from short-term debt	Repaid in 2002	Due in 2003 (short-term)	Balance (long-term) 31.12.2002	Balance (long-term) 31.12.2002 CHF ,000
EUR	16,660	2,100	-9,854	-1,946	6,960	10,124
USD	58,000			-11,160	46,840	64,991
Transaction cost in CHF						873
Total						**75,988**

In connection with the acquisition of the Ledex & Dormeyer companies a refinancing took place where the existing loans were fully repaid and USD and EUR loans of an equivalent of CHF 130 million repayable within a period of 6 years were taken from the same banks. The loans are granted at the applicable LIBOR rate for the period plus a margin of initially 1.3%. The Group complies with various covenants linked to those loans.

As at December 31, 2002, EUR loans contained an amount of EUR 2.9 million resulting from acquisitions made in Germany. Repayments for these loans are scheduled until the year 2017. Loans were based on an average interest rate of 4.6%.

The transaction cost for the refinancing of initially CHF 1.2 million is depreciated over the lifetime of the underlying bank loans.

2.10 Long-term provisions

CHF ,000	31.12.2001	Increase 2002	Decrease 2002	Reclassification	31.12.2002
Pension liability for defined benefit plans	2,561	915		-290	3,186
Other employee benefits	1,123		-290	158	991
Warranty provision	2,030		-107		1,923
Provision for doubtful accounts	670		-12	-658	
Other	895	21	-96	-162	658
Total	**7,279**	**936**	**-505**	**-952**	**6,758**

3. Notes to the consolidated statement of income

3.1 Segment information

3.1.1 Sales by division

	2002 CHF ,000	as % of total	2001 CHF ,000	as % of total
Automotive	233,199	49.7%	205,428	44.8%
Industry	196,663	41.9%	211,756	46.2%
Controls	42,621	9.1%	44,960	9.8%
Inter-divisional sales Industry	−3,609	−0.7%	−3,582	−0.8%
Total	**468,874**	**100.0%**	**458,562**	**100.0%**

3.1.2 Gross profit by division

	2002 CHF ,000	as % of sales	2001 CHF ,000	as % of sales
Automotive	49,889	21.4%	41,017	20.0%
Industry	54,015	28.0%	56,878	27.3%
Controls	25,405	59.6%	26,285	58.5%
Total	**129,309**	**27.6%**	**124,180**	**27.1%**

3.1.3 Earnings before interest and tax (EBIT) by division

	2002 CHF ,000	as % of sales	2001 CHF ,000	as % of sales
Automotive	19,967	8.6%	16,020	7.8%
Industry	15,895	8.2%	16,749	8.0%
Controls	2,647	6.2%	3,575	8.0%
Operating Income	38,509		36,344	
Other*	−980		−1,257	
Total	**37,529**	**8.0%**	**35,087**	**7.7%**

* Not attributable to individual divisions.

Notes to the Consolidated Financial Statements



Sales
CHF ,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
382,692
192,939
145,192
44,561
458,562
205,428
208,174
44,960
468,874
233,199
193,054
42,621
2000
2001
2002
Total
Industry
Automotive
Controls



Earnings before interest, tax and amortisation (EBITA)
CHF ,000
24,000
21,000
18,000
15,000
12,000
9,000
6,000
3,000
14,791
20,648
4,072
16,020
16,749
3,575
19,961
15,895
2,647
2000
2001
2002
Automotive
Industry
Controls



Capital expenditures
CHF ,000
30,000
25,000
20,000
15,000
10,000
5,000
26,321
17,572
7,100
1,649
24,580
13,379
10,246
955
20,576
12,048
7,112
1,416
2000
2001
2002
Total
Industry
Automotive
Controls



Depreciation of tangible assets
CHF ,000
25,000
20,000
15,000
10,000
5,000
18,033
10,809
5,560
1,664
21,844
12,318
8,917
609
23,755
14,305
8,679
771
2000
2001
2002
Total
Industry
Automotive
Controls



Research and development
CHF ,000
30,000
25,000
20,000
15,000
10,000
5,000
19,516
9,344
4,391
5,781
26,738
11,750
8,531
6,457
26,845
12,650
8,475
5,720
2000
2001
2002
Total
Industry
Automotive
Controls

3.1.4 Operating capital employed by division

CHF ,000	Assets 31.12.2002	Liabilities 31.12.2002	Net 31.12.2002
Automotive	119,882	40,776	79,106
Industry	116,234	31,526	84,708
Controls	21,822	4,429	17,393
Other*	16,912	1,801	15,111
Total	**274,850**	**78,532**	**196,318**
Goodwill	78,107		78,107
Cash	10,707		10,707
Short-term debt		41,849	-41,849
Long-term liabilities		103,920	-103,920
Total assets and liabilities	**363,664**	**224,301**	**139,363**

CHF ,000	Assets 31.12.2001	Liabilities 31.12.2001	Net 31.12.2001
Automotive	119,055	34,715	84,340
Industry	122,032	30,929	91,103
Controls	23,909	5,429	18,480
Other*	15,184	9,816	5,368
Total	**280,180**	**80,889**	**199,291**
Goodwill	83,291		83,291
Cash	12,095		12,095
Short-term debt		41,166	-41,166
Long-term liabilities		133,856	-133,856
Total assets and liabilities	**375,566**	**255,911**	**119,655**

* Not attributable to an individual division as the amount relates mainly to financial investments, tax assets and tax liabilities.

Year 2001 figures restated for reclassification of deferred taxation from "Other" to "Long-term liabilities".

3.1.5 Return on average operating capital employed by division

	2002	2001
Automotive	24.4%	18.3%
Industry	18.1%	21.8%
Controls	14.8%	19.0%
Total	**19.0%**	**19.4%**

3.1.6 Number of employees by division

	31.12.2002	31.12.2001
Automotive	1,304	1,265
Industry	1,331	1,428
Controls	174	182
Total	**2,809**	**2,875**

3.1.7 Sales to geographical region

	2002 CHF ,000	as % of total	2001 CHF ,000	as % of total
European Union	290,992	62.1%	290,928	63.4%
Other European countries	46,594	9.9%	41,710	9.1%
North America	106,854	22.8%	103,568	22.6%
Rest of the world	24,434	5.2%	22,356	4.9%
Total	**468,874**	**100.0%**	**458,562**	**100.0%**

3.1.8 Sales by major product groups

	2002 CHF ,000	as % of total	2001 CHF ,000	as % of total
Switches	142,986	30.5%	146,762	32.0%
Sensors	19,214	4.1%	11,250	2.5%
Motors	183,377	39.1%	167,554	36.5%
Solenoids	58,116	12.4%	64,513	14.1%
Appliance devices	7,391	1.6%	8,155	1.8%
Electronic controllers	57,790	12.3%	60,328	13.1%
Total	**468,874**	**100.0%**	**458,562**	**100.0%**

3.1.9 Assets and capital expenditures by geographical region

	2002 CHF ,000	as % of total	2001 CHF ,000	as % of total
Assets by geographical region				
European Union	130,203	35.8%	126,626	33.7%
Other European countries	190,250	52.3%	196,938	52.4%
North America	37,773	10.4%	48,050	12.8%
Rest of the world	5,438	1.5%	3,952	1.1%
Total	**363,664**	**100.0%**	**375,566**	**100.0%**
Capital expenditures by geographical region				
European Union	8,734	42.4%	6,569	26.7%
Other European countries	9,847	47.9%	13,287	54.1%
North America	1,960	9.5%	4,670	19.0%
Rest of the world	35	0.2%	54	0.2%
Total	**20,576**	**100.0%**	**24,580**	**100.0%**

3.2 Research and development costs

Research and development costs for 2002 amounted to CHF 26.8 million (2001: CHF 26.7 million). These costs are net of contributions received from third parties.

3.3 Retirement benefit costs

The Group has various defined benefit and contribution plans. They are usually based on separate external pension schemes.

At the end of 1997, the Swiss operating company changed from a defined benefit plan to a defined contribution plan according to Swiss standards (BVG). For IFRS purposes, however, the plan is classified as a defined benefit plan.

Amounts are based on actuarial valuations obtained in 2002 according to the requirements of International Accounting Standard No. 19 (revised 2002).

CHF .000		2002
Reconciliation of assets and liabilities recognised in balance sheet		
Present value of funded obligations		110,502
Fair value of plan assets		87,409
Excess of liabilities of funded obligations		23,093
Present value of unfunded benefit obligations		4,763
Unrecognised actuarial gains (losses)		–24,670
Pension liabilities for defined benefit pension plans recognised in balance sheet		**3,186**
Expenses recognised in the income statement		
Current service cost		5,234
less employees contributions		–2,048
Interest cost on benefit obligation		4,510
less expected return on plan assets		–4,580
Actuarial loss recognised in year		383
Past service cost		64
Total defined benefit expense		**3,563**
Movement of defined benefits net liabilities recognised in balance sheet		
Pension liability at beginning of year		2,271
Pension expense		3,563
less employers contributions paid		–2,471
Benefits paid for plans without assets		–177
Pension liability for defined benefit plans at end of the year		**3,186**
Actual return on plan assets		**–6,900**
Principal actuarial assumptions		
Discount rates:	Switzerland	3.5%
	Other	5–6%
Expected rates of return on plan assets:	Switzerland	4.0%
	Other	8.0%
Expected rates of salary increases:	Switzerland	0.0%
	Other	0–4%
Average remaining working life of employees (in years):	Switzerland	15
	Other	3–15

Retirement benefit costs comprise of the following:

CHF ,000	2002	2001
Defined contribution plans	2,220	843
Defined benefit plans	3,563	2,755
Total	**5,783**	**3,598**

3.4 Board of Directors' remuneration

CHF ,000	2002	2001
Remuneration	228	228
Total	**228**	**228**

3.5 Other income

CHF ,000	2002	2001
Foreign exchange gains on loans	3,533	3,640
Share of profits from associated companies	430	134
Total	**3,963**	**3,774**

Share of profits from associated companies consists of CHF 1.7 million income from investments in associates Burgess-Defond Ltd. and SMART Micromotor Co. Ltd. and proportionate losses resulting from MicroChemical Systems SA of CHF 1.3 million.

3.6 Interest expense, net

CHF ,000	2002	2001
Interest income	-50	-175
Interest expense	5,971	10,258
Other financial income	-53	-282
Total	**5,868**	**9,801**

3.7 Income taxes

3.7.1 Breakdown of income taxes

Major components of income tax expense for the years ended December 31 are:

CHF ,000	2002	2001
Current income tax		
Current income tax charge	4,406	4,658
Adjustment in respect of current income tax of previous periods	-884	
	3,522	**4,658**
Deferred income tax relating to origination and reversal of temporary differences	5,211	2,010
Total	**8,733**	**6,668**

3.7.2 Reconciliation of tax expense to the expected weighted average tax rate

A reconciliation of income tax expense applicable to income before tax at the weighted average tax rate to income tax expense at the Groups' effective income tax rate for the years ended December 31 was as follows:

CHF .000	2002	2001
Income before tax	31,661	25,286
Applicable weighted average tax rate, approximately	28.0%	27.0%
Tax expense at the applicable tax rate	8,865	6,827
Non tax-deductible expenses	246	427
Tax-exempt income	-136	-687
Other	-242	101
Effective tax expense	**8,733**	**6,668**

The Group has tax losses arising in foreign countries of CHF 11.5 million available for offset against future taxable profits of the companies in which the losses arose. Under current local tax laws, these tax losses have no expiration date. Deferred tax assets have not been recognised in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group and they have arisen in subsidiaries that have been loss-making for some time.

3.7.3 Components of deferred income tax

Deferred income tax as at December 31 relates to the following:

CHF .000	2002	2001
Deferred income tax liabilities		
Temporary differences on working capital	3,376	3,889
Exchange rate differences on loans and investments	3,183	1,210
Goodwill and intangible assets	1,818	1,853
General provisions	2,427	1,776
Accelerated depreciation and revaluation to fair value of fixed assets	10,370	11,514
Gross deferred income tax liabilities	**21,174**	**20,242**
Gross deferred tax assets		
Temporary differences on working capital	272	367
Temporary differences on intangible assets	3,508	4,093
General provisions	765	759
Other	3,148	2,901
Gross deferred income tax	**7,693**	**8,120**
Net deferred income tax liability	**13,481**	**12,122**

3.7.4 Breakdown of deferred tax in the balance sheet

CHF .000	2002	2001
Deferred tax asset	7,693	8,120
Deferred tax liability	21,174	20,242
Net deferred income tax liability	**13,481**	**12,122**

Since it is the intention of the Group to indefinitely reinvest undistributed earnings in individual companies, no deferred tax liability has been provided.

Notes
to the Consolidated Financial Statements

4. Other notes

4.1 Financial instruments

4.1.1 Interest swap contracts

The Group has not entered into swap contracts during 2002. The development of interest rates is, however, carefully watched and interest rate swaps may be made in the future depending on the assessment of market conditions.

4.1.2 Foreign currency forward contracts

The Group is minimising as much as possible currency risks by matching operating income and operating expenses in foreign currency. Nevertheless, fluctuations of exchange rates are followed carefully and expected risks are covered by using hedge contracts.

The refinancing in connection with the acquisition of the Ledex & Dormeyer companies is supporting the natural hedging of future revenue and cost resulting from the North American operations. The long-term loan of USD 58.0 million is covered by long-term receivables of USD 36.0 million due from the acquired company.

As at December 31, 2002, no contracts to cover foreign currency exposures in the balance sheet or risks of anticipated future transactions were in place.

4.2 Leases

Certain Group companies have entered into operating leases for vehicles and equipment which are to be paid as follows:

CHF ,000	
2003	1,662
2004	990
2005	323
2006	60
Beyond	64
Total operating lease commitments as at December 31, 2002	**3,099**

Operating lease commitments as at December 31, 2001 amounted to CHF 3.8 million.

As at the end of 2002 no commitments for finance lease existed.

4.3 Share option plan

In the years 1998 to 2002 options were granted to key managers and directors under the Group's share option plan. Options are granted at the market price paid at the time of the issuance. Management are not required to contribute to the cost of the options received. Each option entitles the bearer to buy one share of Saia-Burgess Electronics Holding AG within a defined period of exercise.

	Quantity of options issued 31.12.2002	Price of exercise in CHF	Expiration of blocking period	Expiration of exercise period	Quantity of options exercised 31.12.2002
	8,300	360	01.04.2001	10.05.2004	2,600
	2,000	400	10.05.2001	10.05.2004	1,000
	1,800	340	01.04.2002	01.04.2004	400
	7,250	650	01.04.2003	01.04.2005	
	5,400	575	01.08.2004	31.07.2007	
	8,075	433	02.04.2005	01.04.2008	
Total	**32,825**				**4,000**

In 2002 a total of 8,075 options were issued at an exercise price of CHF 433 and 1,250 options were exercised.

The exercise period for the options expiring in the year 2004 was extended by one year. For 3,250 of the 4,000 options exercised, the Group utilised treasury shares. The remaining 750 options were converted into share capital.

The quoted market price of the shares as at December 30, 2002 was CHF 340, compared to CHF 480 as at December 31, 2001.

The exercise of options has no impact on the income statement.

4.4 Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to shareholders by the weighted average number of shares outstanding during the year.

Diluted earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of shares outstanding during the year adjusted for the effects of dilutive options.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	2002	2001
Basic earnings per share in CHF	37.71	30.55
Net income per statement of income in CHF ,000	22,928	18,618
Weighted average number of shares outstanding	607,951	609,496
Diluted earnings per share in CHF	37.68	30.49
Effect of dilution: number of share options	557	1,189
Adjusted weighted average number of shares for diluted earnings per share	608,508	610,685

There have been no other transactions involving shares or potential shares since the reporting date and before the completion of these financial statements.

4.5 Number of employees and personnel costs

4.5.1 Number of employees by geographical region

	31.12.2002	31.12.2001
European Union	1,044	1,077
Other European countries	1,067	1,126
North America	418	423
Rest of the world	280	249
Total	**2,809**	**2,875**

In addition to the numbers above, the Group and its partners employed 231 people on December 31, 2002 in associated companies (172 people on December 31, 2001).

4.5.2 Number of employees by business function

	31.12.2002	31.12.2001
Research and development	207	199
Production (direct labour employees)	1,737	1,825
Marketing, sales, indirect production and administration	865	851
Total	**2,809**	**2,875**

4.5.3 Average number of employees and personnel costs

	2002	2001
Average number of employees during the year	2,841	2,898
Personnel costs in CHF ,000	147,856	151,005
Cost per employee in CHF	52,045	52,107

5. Subsequent events

Effective January 6, 2003, the Group acquired for CHF 1.2 million a 20% shareholding in Cetronic AG, Switzerland. Cetronic AG manufactures subsystems within the Industry segments. The Group has an option valid until September 2003 to acquire the remaining 80% for CHF 4.8 million.

In January 2003 the Group also acquired 49% of IP Trading Ges.m.b.H. for EUR 0.017 million, an Austrian trading company with a subsidiary in Russia.

List of
Principal Operating Group Companies

Company name	Location	Ownership held
Saia-Burgess Electronics Holding AG	Switzerland	-
Saia-Burgess Murten AG	Switzerland	100%
Saia-Burgess Controls AG	Switzerland	100%
MicroChemical Systems SA (MiCS)[1]	Switzerland	33.5%
Saia-Burgess Gateshead Ltd.	UK	100%
Saia-Burgess Oldenburg GmbH & Co. KG	Germany	100%
Saia-Burgess Dresden GmbH	Germany	100%
Saia-Burgess Halver GmbH & Co. KG	Germany	100%
LTD Locking Technologies and Devices GmbH	Germany	100%
Saia-Burgess Paris S.à.r.l.	France	100%
Saia-Burgess Milano Srl.	Italy	100%
Saia-Burgess Österreich GmbH	Austria	100%
Saia-Burgess Benelux B.V.	Netherlands	100%
Saia-Burgess Controls Kft	Hungary	100%
Saia-Burgess Ózd Kft	Hungary	100%
Saia-Burgess Monastir C.S.	Tunisia	100%
Saia-Burgess USA Inc.	USA	100%
Saia-Burgess Inc.	USA	100%
Saia-Burgess Canada Co. Inc.	Canada	100%
Saia-Burgess (HK) Ltd.	People's Republic of China	100%
Burgess-Defond Manufacturing Ltd.[1]	People's Republic of China	50%
Shenzhen SMART Micromotor Co. Ltd. (SMART)[1]	People's Republic of China	49%

[1] **Equity method of accounting applied.**

Report of the Group Auditors

To the general meeting of Saia-Burgess Electronics Holding AG, Murten

As auditors of the Group, we have audited the consolidated financial statements (balance sheet, income statement, statement of cash flows and notes, pages 6 to 28) of Saia-Burgess Electronics Holding AG for the year ended December 31, 2002. The prior year corresponding figures were audited by other group auditors.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing (ISA), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd.

Thomas Stenz	André Gosteli
Certified Accountant	Certified Accountant
(in charge of the audit)	

Zurich, February 21, 2003



Saia-Burgess Electronics Holding AG
Balance Sheet

CHF	31.12.2002	31.12.2001
Assets		
Cash	275,011	113,268
Marketable securities	1,221,960	601,920
Receivables Group companies	693,563	6,007,567
Receivables third parties	1,273,450	1,558
Current assets	**3,463,984**	**6,724,313**
Investments	36,854,213	35,153,813
Loans to Group companies	50,094,810	49,027,420
Non-current assets	**86,949,023**	**84,181,233**
Total assets	**90,413,007**	**90,905,546**
Liabilities and shareholders' equity		
Accrued liabilities	383,100	573,183
Loans from Group companies	9,249,010	11,733,725
Liabilities	**9,632,110**	**12,306,908**
Share capital	30,537,500	30,537,500
Reserve for treasury shares	1,221,960	601,920
Legal reserve	35,922,509	36,542,549
Other reserve	4,000,000	4,000,000
Retained earnings	9,098,928	6,916,669
Shareholders' equity	**80,780,897**	**78,598,638**
Total liabilities and shareholders' equity	**90,413,007**	**90,905,546**

Saia-Burgess Electronics Holding AG
Statement of Income

CHF	2002	2001
Dividend and financial income	10,595,019	9,566,543
Operating income	**10,595,019**	**9,566,543**
Administration expense	674,739	663,896
Cost for options exercised	158,000	683,750
Financial expense	149,785	460,294
Operating expense	**982,524**	**1,807,940**
Operating profit	**9,612,495**	**7,758,603**
Fair value adjustment of an investment	-1,300,000	-3,400,000
Income before taxes	**8,312,495**	**4,358,603**
Income taxes	22,736	101,000
Net income	**8,289,759**	**4,257,603**

Retained earnings		
Balance, beginning of period	6,916,669	8,759,066
Allocation to other reserve	0	0
Dividend	-6,107,500	-6,100,000
Net income	8,289,759	4,257,603
Balance, end of period	**9,098,928**	**6,916,669**

Notes
to the Financial Statements

1. Incorporation

Saia-Burgess Electronics Holding AG ("the Company") was incorporated on June 26, 1997.

2. Share capital

The share capital of the Company was increased conditionally by an aggregate nominal amount of up to CHF 1.525 million by issuing up to 30,500 new registered shares of nominal value CHF 50 each against full contribution, subject to the exercise of options granted to the holders thereof in connection with a share participation plan for key managers and the Board of Directors of the Company and its subsidiaries (conditional capital). From this capital 750 shares were issued in June 2001.

3. Investments

Company name, country	Owned	Currency	Share capital in foreign currency	Book value CHF
Saia-Burgess Murten AG, Switzerland	100%	CHF	5,000,000	15,924,406
Saia-Burgess Paris S.à.r.l., France	100%	EUR	2,000,000	2,585,000
Saia-Burgess Benelux B.V., Netherlands	100%	EUR	136,000	225,000
Saia-Burgess Österreich GmbH, Austria	100%	EUR	40,000	62,443
Saia-Burgess Electronics Finance B.V., Netherlands	100%	EUR	18,000	30,557
Saia-Burgess Holdings (UK) Ltd., UK	100%	GBP	1	1
Saia-Burgess Milano Srl., Italy	100%	EUR	3,700,000	10,289,542
Saia-Burgess Ózd Kft., Hungary	100%	HUF	16,470,000	928,791
Saia-Burgess Controls Kft., Hungary	100%	HUF	5,000,000	111,355
Shenzhen SMART Micromotor Co. Ltd. (SMART), People's Republic of China	49%	USD	2,100,000	1,396,868
MicroChemical Systems SA, Switzerland	33.5%	CHF	529,860	5,300,250
Total				**36,854,213**

4. Treasury shares

During 2002, Saia-Burgess Electronics Holding AG acquired a total of 3,590 treasury shares at an average price of CHF 425.17 per share. For the exercise of options the Company sold 850 shares at an exercise price of CHF 360 each and 400 shares at an exercise price of CHF 340 each.

At the end of 2002, Saia-Burgess Electronics Holding AG owned 3,594 treasury shares.

	CHF
Price per share as of 31.12.2002	340
Book value treasury shares as of 31.12.2002	1,221,960

5. Major shareholders

The following shareholders hold more than 5% of the share capital:

- Chase Nominees Fiduz, London: 13.45%
- The Capital Group Companies, Inc., Los Angeles: 5.23%

6. Allocation of retained earnings

The Board of Directors proposes to allocate the balance of retained earnings as follows:

	CHF
Total free surplus	9,098,928
Distribution of a gross dividend of CHF 10 on 610,750 registered shares at a nominal value of CHF 50 each	-6,107,500
Balance to carry forward	**2,991,428**

7. Contingencies

Total of guarantees for credit facilities granted to a Group company amounted to CHF 7,700,000.

Report of the Statutory Auditors

To the General Meeting of the Shareholders of Saia-Burgess Electronics Holding AG, Murten

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, statement of income, retained earnings and notes, pages 32 to 35) of Saia-Burgess Electronics Holding AG for the year ended December 31, 2002. The prior year corresponding figures were audited by other auditors.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed allocation of retained earnings comply with the Swiss law and the Company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd.

Thomas Stenz Certified Accountant (in charge of the audit)	André Gosteli Certified Accountant

Zurich, February 21, 2003

saia-burgess

Smart solutions for comfort and safety

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 | CH-3280 Murten | Switzerland
T +41 26 672 71 11 | F +41 26 672 73 33 | www.saia-burgess.com

Contact for shareholders, media and analysts:
Valeria Poretti-Rezzonico, Head of Corporate Communications
T +41 26 672 72 04
v.poretti@saia-burgess.com



Saia-Burgess Glossary

A

Actuator
Generic term for drive technologies.

B

Business unit
Production location with competence centre and administration.

Bus system
Communication via a data line.

C

Competence Centre
Responsible for a specific product and its applications; defines the market, price and product strategies.

CPU
Central Processing Unit.

D

DC motor
Direct-current motor with continuous rotational movement (as opposed to the individual steps of stepper motors). For motion-control applications greater expenditure on electronic control is required than with a stepper motor.

DDC
Direct Digital Control (specific control device for applications in building automation).

Dedicated controller
Controller developed for a specific application/industry.

Drive
Motor with a gear transmission.

E

EBITA
Earnings before interest, tax and amortisation.

Ethernet
Only electrical standard valid world-wide for the connection of digital devices via a cable within a property.

F

Firmware
Software for the definition of the basic functions and features of a microcomputer system.

I

ISO 9000
Quality management system. Standard of the International Standards Organisation (ISO).

ISO 14000
Environmental management system. Standard of the International Standards Organisation (ISO).

L

Lead-frame
Injection moulded part with metallic electrical circuits integrated.

N

NAFTA
North American Free Trade Agreement.

O

OEM
Original Equipment Manufacturer (who integrate Saia-Burgess products within their own products).

P

PCD
Process Control Device (the Saia-Burgess term for a programmable logic controller).

PLC
Programmable logic controller.

PPM
Parts per million (number of faulty parts relative to 1 million parts delivered).

Profi-Bus
Dominant electrical standard for the connection of digital devices in industrial automation.

Q

QS 9000/VDA 6.12
Specific quality standard of the automotive industry.

R

Remote I/O
Electronic interface unit that registers signals and forwards them to the controller via a data line.

ROCE
Return on Capital Employed.

ROE
Return on Equity.

S

Sensor
Detects light, pressure, temperature, etc.

Solenoid
An electromagnet that converts a strong mechanical force into linear or rotational movement.

Stepper motor
Motor that can execute rotational movements in precise single steps, especially suitable for motion control applications.

Subsystem
Customer-specific solution consisting of a number of different mechanical, electrical and electronic components.

T

Time-delay relay
Control device with relay output that permits a time delay.

Transplant
European customers who have transferred production into North America are supplied from Saia-Burgess in Europe, as there is no local production of actuators in the USA.

saia-burgess
Smart solutions for comfort and safety

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 | CH-3280 Murten | Switzerland
T +41 26 672 71 11 | F +41 26 672 73 33 | www.saia-burgess.com

Contact for shareholders, media and analysts:
Valeria Poretti-Rezzonico, Head of Corporate Communications
T +41 26 672 72 04
v.poretti@saia-burgess.com